SPS TECHNOLOGIES INC

ANNUAL REPORT 2001

SPS Technologies, Inc. is a manufacturer of engineered fasteners and fastening systems, metal alloys and superalloys, metal components and assemblies, cutting and forming tools and magnetic products.

PROFILE

SPS' product offering and investment strategy is focused on technically sophisticated components and materials that are necessary and vital to key end-user markets such as aerospace, transportation, power generation, electronics, medical, consumer products and general industrial. Common characteristics include:

Market Leader in Most Product Niches

In most product niches, SPS is either the leading manufacturer or one of the two or three leading manufacturers.

Proprietary Metals and Fastening Technology

A major emphasis on product development has resulted in the creation of many high temperature, high tensile, corrosion resistant and other special property materials, which have been designed to meet very demanding customer specifications.

State-of-the-Art Forging and Machining Technology

Significant investment in forging and machine tool equipment coupled with skilled people and tool designers has led to the development of many proprietary manufacturing processes which enable SPS to meet its customers' [illegible] quality products.

Excellent Quality Control Programs

Quality control programs at all SPS businesses reflect the demanding requirements of SPS' aerospace heritage. All product lines benefit from the culture of quality that has a long history at SPS. Because of this culture and our strong product design capability, many of SPS' products are manufactured for safety critical applications.

Sophisticated Systems

SPS' computer systems house an extensive library of parts that are a significant resource for the Company and its customers. For many of these part numbers, SPS has been the only manufacturer or the dominant manufacturer.

SPS' products are important for manufacturing

Products + Markets

- Aircraft
- Turbine engines – jet engines for airplanes and industrial gas turbines for power generation
- Diesel and gasoline engines
- Automobiles
- Trucks
- Off-highway equipment
- Trains
- Computers
- Telecommunications equipment
- Medical prosthesis products
- Industrial and consumer products

Sales by End-User Market
2001 Sales – $918 million


$212
$34
$33
$28
$219
$218

$219: AIRCRAFT | $218: TRANSPORTATION | $212: TURBINE ENGINE

[illegible] | $34: CONSUMER

$33: ELECTRONICS | $28: MEDICAL

To our Shareholders:

2001 started off being a promising year, but the events of September 11 and the prolonged North American recession have resulted in 2001 being a difficult year.

Including non-recurring charges, net earnings for 2001 were $21.6 million or $1.63 per diluted share compared to $44.4 million or $3.42 per diluted share for 2000. Net earnings for 2001, prior to recording restructuring charges of $13.5 million after tax or $1.02 per diluted share and related costs of $2.2 million after tax or $.17 per diluted share, were $37.3 million or $2.82 per diluted share. This compares to net earnings of $47.4 million or $3.65 per diluted share last year, excluding the inventory step-up charge associated with the acquisition of Avibank.

Business environments change and sometimes that change can be fast and significant. We began 2001 with some optimism. After a down aerospace market in 2000, our aerospace orders were strong in the first half of 2001 and aerospace backlogs for the second half of 2001 and 2002 were growing. Due to strong aerospace demand, Specialty Materials and Alloys sales for the first six months of 2001 were up 32% over the same period in 2000 and customers were increasing their forecasts for 2002. Given this buoyant environment, we were aggressively adding capacity, which included a major facility and equipment expansion at Cannon-Muskegon and the hiring and training of new employees. All of this changed dramatically with the events of September 11. Instead of forecasting higher sales and earnings from our aerospace businesses, we are now forecasting significant declines in both 2002 and 2003.

At the beginning of 2001, we had hopes that our automotive, heavy truck, industrial and electronic orders would begin to improve in the second half of the year. This did not happen, and we enter 2002 with these markets continuing to be weak. While there will eventually be an upturn in these sectors, a disturbing trend that accelerated in 2001 was the movement of the customer and manufacturing base of certain of our more mature product lines to Asia. We now have certain product segments where the real future growth will not be in North America or Europe, but in Asia.

Given all these major changes in business environments, our management challenge was how to react. We recognized some time ago the increasing need to reduce costs. When volumes began to decline due to the recession, we responded with restructuring actions announced in 2001 that will result in the elimination of five manufacturing facilities, reduction of 800 employees (12% of our total employees) and a decrease in our employment cost structure of $11.0 million. Including the sale of Lake Erie Design, which was part of the restructuring, this significant reduction in cost structure will be accomplished with a net use of cash of only $1.1 million.

> **DIFFICULT TIMES REQUIRE DECISIVE ACTION.**
>
> WE HAVE MADE THESE VERY HARD DECISIONS IN 2001 IN ORDER TO ASSURE OURSELVES THAT WE HAVE THE FINANCIAL STRENGTH TO "WEATHER THE STORM" IN THE TOUGH TIMES AHEAD.

In spite of all the extraordinary events of 2001, we generated cash flow from operations of $66.8 million ($5.05 per share) and cash balances at the end of 2001 were $59.9 million. Our net debt (debt less cash) to total capital ratio at year-end was 33.0%. We are fortunate to have a relatively conservative capital structure, and we have a good record of generating cash. After many years of heavy capital expenditure, our plant and equipment is in good condition and we have plenty of capacity. Our capital expenditures for 2002 should be approximately one half of the $42.3 million we spent in 2001. While we do not know the depth of the aerospace downturn, financially and operationally we feel well prepared for the worst.

WHAT IS THE FUTURE FOR SPS? WHAT IS OUR VISION?

Generally speaking, our Aerospace Fasteners and Components and Specialty Materials and Alloys businesses would meet this criteria. Both of these businesses rely heavily on aerospace, which we believe long-term is a good market. Our aerospace products are difficult to manufacture, require OEM and industry approvals which are hard to obtain, and must be manufactured to the highest aerospace quality control standards. Very few competitors can match our capabilities. In certain segments of these businesses, particularly at Cannon-Muskegon where a high percentage of our profit is generated by products that are patented, we have capabilities which no competitor can duplicate. We have invested heavily in these businesses, both through acquisition and capital expenditure, and we plan to continue to invest a high percentage of our operating cash flow to grow these businesses. The current aerospace downturn should create attractive opportunities for future investment.

In Engineered Fasteners and Components, our precision forging business at NSS and our specialty insert business at AVK sell technically sophisticated products where we have a strong and, in some cases, unique market position. Both of these businesses, which are relatively recent acquisitions, sell products which incorporate proprietary technology and are designed to reduce manufacturing costs for our customers. We plan to continue our strategy to invest in and grow these businesses.

To put those technically sophisticated businesses in perspective relative to all of SPS, Aerospace Fasteners and Components, Specialty Materials and Alloys, NSS and AVK in 2001 represent 67% of sales and 91% of operating profit before restructuring charges. Our remaining businesses, which include automotive fasteners, industrial fasteners, precision tools and magnetic products, supply, in some cases, relatively sophisticated products that have strong market niches. However, they have been subject to intense price competition and declining profit margins and revenues. We have responded by closing and consolidating plants, exiting certain product lines, downsizing infrastructure and moving the manufacture of certain product lines to Asia. We have well-established market positions in many of these businesses and will defend them where reasonable returns on investment are possible. This will include moving more manufacturing content to Asia. In our Magnetic Products segment, we have one Asian plant in operation and are about to start-up a second plant. We expect to start-up a precision tool plant in China in 2003 and are evaluating the need for additional Asian plants.

Our outlook for 2002 is uncertain. We will have the benefit of the $11.0 million in employment cost savings from restructuring, and we believe our industrial and electronics markets may be somewhat improved in 2002. This is expected to be offset by a decline in aerospace revenues as we move into the second half of 2002 and 2003. Unlike the aerospace decline in 1991 – 1994 where SPS had no cash, little or no available credit, was competitively vulnerable and losing money, we enter the current aerospace downturn with $59.9 million in cash, over $80 million of unused credit lines, competitively strong and generating cash and profits. We expect to make the Company stronger in this downturn. This includes expanding product lines and making acquisitions in those businesses that are part of our invest and grow strategy. Depending on the price of SPS stock and the relative return on acquiring our own stock compared to other investment alternatives, we may purchase SPS shares once we are satisfied that we have adequate financial reserves to weather the bottom of the aerospace downturn.

2001 was not a good year for many of our employees. With the unfavorable business climate and the clear need to restructure in order to safeguard our financial and operational future, many employees were uncertain about their future. We feel badly for those employees who lost their jobs due to restructuring. There are many good employees in this group and their leaving is SPS' loss. Our capitalist system is efficient, but downward business cycles and low cost foreign labor competition has unfortunate consequences for many good employees.

As part of a long-planned transition, the Company announced in November 2001 that I, Charlie Grigg, will be succeeded as CEO by John Thompson at the next Annual Meeting scheduled for April 30, 2002. I will remain as Chairman of the Board of Directors and will continue to be involved in SPS strategic planning and business development activities. I have thoroughly enjoyed my eight and a half years as the CEO of SPS Technologies. I joined a $320 million sales company in 1993 that was in financial trouble and will turn over to John a $920 million sales company that financially is strong and well prepared to "weather" the aerospace downturn. I am most proud of the fact that this was accomplished by working with a group of very talented and dedicated employees who were already at SPS in 1993 or who came to SPS as an employee of an acquired company. We are all very confident that John Thompson will continue to provide SPS with the leadership required for the Company to grow and prosper.

Charles W. Grigg
Chairman and
Chief Executive Officer

John S. Thompson
President and
Chief Operating Officer

FINANCIAL SUMMARY

Operating Data

Net sales

Operating earnings
% of net sales
Earnings before income taxes
% of net sales
Effective income tax rate – %
Net earnings
Cash flow from operations
Incoming orders
Backlog
Net sales per employee

Investment Data

Total assets
Working capital
Average working capital turns
Capital additions
Depreciation & amortization
Capital employed:
Total debt
Shareholders' equity
Capital employed
Debt as a % of capital employed

Return on Investment Data

Return on average
shareholders' equity – %
Return on average
capital employed – %

Per Share Data

Net earnings – Diluted
Ending net book value
Weighted average shares
outstanding – Diluted

al Summary

Thousands of dollars, except per share data

1994	1995	1996	1997	1998	1999	2000	2001
$348,905	$409,814	$485,903	$588,616	$716,605	$787,661	$872,752	$918,106
7,978	26,010	38,178	58,078	79,334	90,835	87,963 *	75,255 **
2.3	6.3	7.9	9.9	11.1	11.5	10.1	8.2
6,120	21,275	31,050	49,300	66,570	74,820	68,654 *	55,453 **
1.8	5.2	6.4	8.4	9.3	9.5	7.9	6.0
47.7	30.1	28.2	34.1	33.0	31.5	31.0 *	32.7
3,200	14,875	22,300	32,500	44,570	51,220	47,353 *	37,303 **
14,679	27,008	50,307	70,203	70,161	73,402	88,141	66,837
365,422	446,609	508,618	648,560	704,166	742,540	900,471	914,045
98,451	136,461	180,955	251,137	296,117	255,860	294,169	299,136
99.1	107.3	116.4	125.7	131.0	131.1	134.7	136.1
289,246	326,087	428,000	472,048	607,235	700,964	810,522	850,779
87,491	103,007	126,319	106,385	134,027	190,379	186,957	223,316
3.5	4.2	3.9	5.2	6.0	5.0	4.7	4.5
17,615	21,480	28,220	37,510	32,084	38,161	31,985	42,264
13,063	14,730	18,902	23,083	29,329	33,615	36,736	37,675
64,674	64,697	115,292	110,718	172,195	217,448	258,203	263,174
124,104	145,649	177,596	214,790	266,800	305,039	344,867	352,685
188,778	210,346	292,888	325,508	438,995	522,487	603,070	615,859
34.3	30.8	39.4	34.0	39.2	41.6	42.8	42.7
2.9	11.0	13.9	16.8	18.5	18.1	14.6 *	10.4 **
3.5	9.5	11.1	12.5	13.9	12.9	10.4 *	8.2 **
0.31	1.25	1.77	2.54	3.42	3.95	3.65 *	2.82 **
12.00	12.28	14.13	16.79	20.49	23.55	26.59	27.07
10,342	11,862	12,567	12,796	13,019	12,955	12,971	13,226

*Excludes the impact of the Avibank inventory step-up charge of $3.0 million, net of tax.

** Excludes the impact of 2001 Restructure Charges and related costs of $15.7 million, net of tax.

SPS Technologies, Inc. and Subsidiaries

Statements of Consolidated Operations

(Thousands of dollars, except share data)

	Years ended December 31		
	2001	2000	1999
Net sales	$918,106	$872,752	$787,661
Cost of goods sold	738,977	693,204	615,952
Gross Profit	179,129	179,548	171,709
Selling, general and administrative expense	108,857	96,160	80,874
Restructurings and impairments	19,100	–	–
Operating Earnings	51,172	83,388	90,835
Other income (expense):			
Interest income	640	1,092	915
Interest expense	(19,960)	(20,905)	(14,508)
Equity in loss of affiliates	–	–	(2,032)
Other, net	(482)	504	(390)
	(19,802)	(19,309)	(16,015)
Earnings Before Income Taxes	31,370	64,079	74,820
Provision for income taxes	9,800	19,700	23,600
Net Earnings	$ 21,570	$ 44,379	$ 51,220
Earnings Per Common Share:			
Basic	$ 1.66	$ 3.50	$ 4.05
Diluted	$ 1.63	$ 3.42	$ 3.95

See accompanying notes to consolidated financial statements.

SPS Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets

(Thousands of dollars, except share data)

	December 31 2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 59,948	$ 31,933
Accounts and notes receivable, net	129,663	130,017
Inventories	175,151	161,584
Deferred income taxes	20,170	18,247
Prepaid expenses and other	8,346	7,830
Total Current Assets	393,278	349,611
Property, plant and equipment, net	226,060	228,632
Other assets, principally goodwill	231,441	232,279
Total Assets	$850,779	$810,522
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and current portion of long-term debt	$ 20,096	$ 14,617
Accounts payable	77,735	77,093
Accrued expenses	71,526	65,679
Income taxes payable	605	5,265
Total Current Liabilities	169,962	162,654
Deferred income taxes	26,370	31,619
Long-term debt	243,078	243,586
Pension and post retirement benefit obligations	42,379	17,864
Other long-term liabilities	16,305	9,932
Commitments and contingencies (note 11)		
Shareholders' Equity		
Preferred stock, par value $1 per share, authorized 400,000 shares, issued none		
Common stock, par value $.50 per share, authorized 60,000,000 shares, issued 14,396,924 shares in 2001 and 14,210,886 shares in 2000	7,198	7,105
Additional paid-in capital	125,949	117,665
Common stock in treasury, at cost, 1,286,374 shares in 2001 and 1,428,354 shares in 2000	(25,433)	(26,626)
Retained earnings	295,130	273,560
Accumulated other comprehensive income (loss)	(50,159)	(26,837)
Total Shareholders' Equity	352,685	344,867
Total Liabilities and Shareholders' Equity	$850,779	$810,522

See accompanying notes to consolidated financial statements.

SPS Technologies, Inc. and Subsidiaries

Statements of Consolidated Cash Flows

(Thousands of dollars)

	Years ended December 31		
	2001	2000	1999
Cash Flows from Operating Activities			
Net earnings	$ 21,570	$ 44,379	$ 51,220
Reconciliation of net earnings to net cash provided by operating activities:			
Depreciation and amortization	37,675	36,736	33,615
Equity in loss of affiliates	–	–	2,032
Net loss (gain) on sale of property, plant and equipment	1,866	(2,167)	(3,907)
Net loss on sale of a business	6,500	–	–
Deferred income taxes	2,878	6,619	5,503
Other operating items	(426)	(1,301)	(1,136)
Changes in assets and liabilities, net of acquisitions of businesses:			
Receivables	3,920	(3,994)	(3,056)
Inventories	(6,836)	(6,150)	(5,075)
Prepaid expenses and other	(836)	(1,331)	(920)
Accounts payable	(1,640)	7,266	2,015
Accrued expenses	5,769	2,480	(5,657)
Income taxes payable	(2,717)	245	2,671
Other assets and liabilities, net	(886)	5,359	(3,903)
Net cash provided by operating activities	66,837	88,141	73,402
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(42,264)	(31,985)	(38,161)
Proceeds from sale of property, plant and equipment	20,167	4,690	11,260
Acquisitions of businesses	(24,228)	(118,129)	(29,741)
Proceeds from sale of a business	5,050	–	–
Net cash used in investing activities	(41,275)	(145,424)	(56,642)
Cash Flows from Financing Activities			
Proceeds from borrowings	65,935	113,938	133,022
Reduction of borrowings	(63,866)	(72,039)	(101,418)
Proceeds from exercise of stock options	677	1,380	1,158
Purchases of treasury stock	–	(4,240)	(6,952)
Net cash provided by financing activities	2,746	39,039	25,810
Effect of exchange rate changes on cash	(293)	(302)	(505)
Net increase (decrease) in cash and cash equivalents	28,015	(18,546)	42,065
Cash and cash equivalents at beginning of year	31,933	50,479	8,414
Cash and cash equivalents at end of year	$ 59,948	$ 31,933	$ 50,479

See accompanying notes to consolidated financial statements.

SPS Technologies, Inc. and Subsidiaries

Statements of Consolidated Shareholders' Equity

(Thousands of dollars, except share data)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Balance, December 31, 1998	$6,906	$106,093	$(12,943)	$177,961	$(11,217)	
Issuance of 174,744 shares of common stock for stock options and awards	87	4,168				
Acquisitions of 247,399 shares of treasury stock			(9,342)			
Net earnings				51,220		$ 51,220
Cumulative translation adjustments					(9,187)	(9,187)
Minimum pension liability changes					1,293	1,293
Balance, December 31, 1999	6,993	110,261	(22,285)	229,181	(19,111)	$ 43,326
Issuance of 224,004 shares of common stock for stock options and awards	112	5,668				
Acquisitions of 172,599 shares of treasury stock			(6,205)			
Issuance of 110,652 shares of treasury stock for businesses acquired		1,736	1,864			
Net earnings				44,379		$ 44,379
Cumulative translation adjustments					(7,740)	(7,740)
Minimum pension liability changes					14	14
Balance, December 31, 2000	7,105	117,665	(26,626)	273,560	(26,837)	$ 36,653
Issuance of 186,038 shares of common stock for stock options and awards	93	5,043				
Acquisitions of 50,507 shares of treasury stock			(2,541)			
Issuance of 192,487 shares of treasury stock for businesses acquired		3,241	3,734			
Net earnings				21,570		$ 21,570
Cumulative translation adjustments					(5,651)	(5,651)
Minimum pension liability changes					(15,494)	(15,494)
Fair value of derivatives:						
Adjustments					(2,427)	(2,427)
Cumulative accounting changes					250	250
Balance, December 31, 2001	$7,198	$125,949	$(25,433)	$295,130	$(50,159)	$ (1,752)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments purchased with original maturities of three months or less. The carrying amount approximates fair value because of the short maturity of these items.

Inventories

Inventories are valued at lower of cost or market. Inventories are stated at average cost and include material, labor and manufacturing overhead costs. Factors considered in determining lower of cost or market are current customer requirements, quantity on-hand, age of inventory and months' supply of inventory.

Property and Depreciation

Property, plant and equipment are stated at cost. Depreciation is provided substantially on a straight-line basis over the estimated useful lives of the respective assets generally as follows: buildings, 8 to 50 years, and machinery and equipment, 3 to 20 years. Asset and accumulated depreciation accounts are reduced for the sale or other disposition of property and the resulting gain or loss is included in results of operations.

Long-Lived Assets

The carrying value of long-lived assets, including intangible assets, is reviewed when facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the asset will not be recoverable based on the expected future undiscounted net cash flows of the related asset, the asset's carrying value is reduced to it's fair value and an impairment loss is recognized. Intangible assets, included in other assets, were approximately $209,900 and $211,900 at December 31, 2001 and 2000, respectively. Intangible assets consist primarily of goodwill, which arose from the excess of the cost of businesses acquired over the value of the underlying net assets and was being amortized by the straight-line method over periods not exceeding 40 years. See the "Recently Issued Accounting Standards" section of Note 1 for a description of the change in accounting policy related to goodwill and other intangible assets that the Company will adopt in the first quarter of 2002. Accumulated amortization at December 31, 2001 and 2000, was approximately $21,100 and $17,400, respectively. Amortization of intangible assets was $6,682, $6,082 and $5,002 in 2001, 2000 and 1999, respectively.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on the terms of the sale agreement. Accruals are made for sales returns and other allowances based on the Company's experience.

Retirement Plans

Substantially all employees are covered by pension plans. Defined benefit plans in the United States are noncontributory and non-United States plans are primarily contributory. For United States plans, the Company funds the minimum amount required by the Employee Retirement Income Security Act (ERISA) and for non-United States plans, the Company generally funds current costs.

Foreign Currency Translation

The functional currency of the Company's non-United States subsidiaries is the local currency. The financial statements of these subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account in the shareholders' equity section of the consolidated balance sheets. Gains and losses on currency transactions (denominated in currencies other than local currency), are reflected in the statements of consolidated operations. The 2001 statement of consolidated operations includes $1,211 of losses on currency transactions.

Forward Exchange Contracts

The Company enters into forward exchange contracts primarily as hedges relating to identifiable currency positions. These financial instruments are designed to minimize exposure and reduce risk from exchange rate fluctuations in the regular course of business. Gains and losses on forward exchange contracts which hedge exposures on firm foreign currency commitments are deferred and recognized as adjustments to the bases of those assets. Gains and losses on forward exchange contracts which hedge foreign currency assets or liabilities are recognized in income as incurred. Such amounts effectively offset gains and losses on the foreign currency assets or liabilities that are hedged. The cash flow from such contracts is classified in the same category as the transaction hedged in the statements of consolidated cash flows.

Interest Rate Swap Agreements

The Company is using interest rate swap agreements for purposes other than trading that are treated as off-balance sheet items. The interest rate swap agreements are used by the Company to modify a portion of its variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. These agreements involve the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The amounts to be paid or received are recognized as increases or reductions in interest expense in the periods in which they accrue.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company sells its principal products to a large number of customers in different industries and geographies. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition but does not generally require collateral. The Company

(Thousands of dollars, except share data)

invests available cash in money market securities of various banks with high credit ratings.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." This statement requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. The Company will follow the requirements of this statement for all business acquisitions made after June 30, 2001.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets deemed to have an indefinite life no longer be amortized but be tested for impairment at least annually. The amortization period for intangible assets with finite lives will no longer be limited to forty years. This statement is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 in the first quarter of 2002. Total amortization expense for goodwill and intangible assets deemed to have an indefinite life for full year 2001 was approximately $5,000 on an after-tax basis, or $.38 per share. The Company does not expect the adoption of the other provisions of the new standard, including provisions for determining goodwill impairment and assessing the useful lives of other intangible assets, to have a material impact.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized when they are incurred and classified as liabilities. This statement is effective for fiscal years beginning after June 15, 2002. The Company estimates that the impact of adopting this standard in the first quarter of 2003 will not be material.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 on the same topic and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement is effective for fiscal years beginning after December 15, 2001. The impact of adopting this standard in the first quarter of 2002 will not be material.

2. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The new standard requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting treatment. Based on market valuations for derivatives held as of January 1, 2001, the Company recorded net-of-tax, cumulative-effect-type adjustments to other comprehensive income of $250 to recognize the fair value of all derivatives. The Company made no

(Thousands of dollars, except share data)

significant change to its risk management strategies due to the adoption of SFAS No. 133.

The Company enters into derivative contracts to reduce the risk associated with currency exchange rates and variable interest rates. The Company has derivative instruments designated as cash flow hedging instruments. The Company has entered into a series of foreign currency forward contracts to buy certain foreign currencies each month over a future period of time at the forward exchange rate at the time of the contract. The Company is using interest rate swap agreements to modify a portion of its variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. The Company formally assesses (both at the hedge's inception and on a quarterly basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

As of December 31, 2001, all hedges outstanding were highly effective. The maximum remaining length of time of the foreign currency forward contracts currently in place as of December 31, 2001 is approximately 2.0 years. The maximum remaining length of time of the interest rate swaps currently in place as of December 31, 2001 is approximately 4.0 years. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements and the foreign currency forward contracts. The Company does not anticipate nonperformance by the counterparties who are major financial institutions.

The fair value of all derivatives was zero at the inception date and will be zero at the maturity of the derivatives. Throughout the term of the derivatives, the Company will adjust the derivatives to their fair value with an offsetting adjustment to other comprehensive income and current period earnings. Any change in fair value related to the derivative's hedge ineffectiveness and any component of the derivative's gain or loss excluded from the assessment of hedge effectiveness would be recognized in current period earnings. For derivative instruments designated as cash flow hedging instruments, the net gain or loss recognized in earnings during 2001 was $69 of losses. Of the amount reported in accumulated other comprehensive income at December 31, 2001, the Company estimates that $120 of losses are expected to be reclassified to current period earnings within the next twelve months. When the losses are reclassified into current period earnings, they will be reported on the same line as the underlying transaction. If it is determined that any derivative is not highly effective as a hedge, the Company would discontinue hedge accounting prospectively and the gain or loss on the derivative remaining in accumulated other comprehensive income would be reclassified into earnings. In any situation in which hedge accounting was discontinued and the derivative remained outstanding, the Company would carry the derivative at its fair value on the balance sheet and recognize changes in the fair value in current period earnings.

3. RESTRUCTURINGS AND IMPAIRMENTS

In 2001, the Company announced plans to eliminate, consolidate and restructure certain manufacturing operations. The elements of this plan include the closure of five manufacturing plants (affecting 500 employees), reduction of an additional 300 employees at remaining plants, relocation of certain product lines to existing facilities, outsourcing the manufacture of certain product lines to third parties, discontinuing production of certain product lines and further integrating and consolidating the

(Thousands of dollars, except share data)

operations of certain acquired companies. The Statement of Consolidated Operations for 2001 includes charges for restructurings and impairments and related inventory write downs that total $20,600 ($13,500 or $1.02 per share on an after-tax basis). Charges of $19,100 are classified in the Statement of Consolidated Operations as restructurings and impairments. Charges for the write downs of inventory related to discontinued product lines of $1,500 are classified in cost of goods sold in the Statement of Consolidated Operations. As of December 31, 2001, employment has been reduced by approximately 460 people due to the restructuring actions. The following table summarizes the expenses related to the Company's restructuring plan classified as restructurings and impairments in the 2001 Statement of Consolidated Operations:

	Initial Charge	Adjust-ments	Total Charge as Adjusted	Incurred	Accrual Balance at December 31, 2001
Employee separations	$ 7,800	$ 700	$ 8,500	$ 5,200	$3,300
Loss on sale of the Lake Erie Design business	6,500	—	6,500	6,500	—
Write downs of machinery and equipment	2,000	—	2,000	2,000	—
Lease termination cost	900	(300)	600	—	600
Other costs	1,400	100	1,500	600	900
	$18,600	$ 500	$19,100	$14,300	$4,800

In addition, the Company has estimated that it will incur approximately $5,500 ($3,500 or $0.26 per share on an after-tax basis) for certain related costs that will be charged to the Statement of Consolidated Operations as incurred. These costs consist of the following: losses during the wind-down period of $3,600, costs to relocate equipment of $1,300 and costs to start-up production of $600. As of December 31, 2001, the Company has incurred $3,500 ($2,200 or $0.17 per share on an after-tax basis) for costs related to the restructure plan that were charged to the Statement of Consolidated Operations as incurred. These costs included $1,900 for losses during the wind-down period, $1,100 for costs to relocate equipment and $500 for costs to start up production at plants where products have been transferred.

4. BUSINESS ACQUISITIONS

All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

On April 5, 2001, the Company acquired all of the outstanding stock of M. Argüeso & Co., Inc. (Argüeso) based in Mamaroneck, New York for $19,685. Consideration consisted of $9,094 in cash, $3,616 in debt assumed and 192,487 shares of the Company's common stock valued at $6,975. Argüeso is a manufacturer and distributor of wax blends for use in the investment casting industry. Argüeso's products are used in a variety of investment casting applications in industries such as aerospace, power generation and medical. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(Thousands of dollars, except share data)

Current assets	$ 8,439
Property, plant and equipment	6,235
Intangible assets	750
Goodwill	7,843
Total assets acquired	23,267
Current liabilities	3,582
Net assets acquired	$19,685

The intangible assets acquired are patents valued at $750 with a 14 year weighted-average useful life. The $7,843 of goodwill was assigned to the Specialty Materials and Alloys segment and is not expected to be deductible for tax purposes.

In 2001, the Company also completed two relatively smaller acquisitions. On February 6, 2001, the Company and a group of investors acquired substantially all of the assets and business of AAA Aircraft Supply Co., Inc. (AAA) located in Windsor Locks, Connecticut for $7,000. The Company's ownership percentage is 88.75 percent. In connection with the acquisition of AAA, members of AAA's management and a director of the Company obtained ownership interests in AAA of 6.25 percent and 5.0 percent, respectively, on the same terms as the Company. AAA is a North American distributor of fasteners sold to the aerospace markets. On October 3, 2001, the Company acquired substantially all the assets and business of J. F. McCaughin Co. located in Rosemead, California for approximately $2,500. McCaughin is a formulator, manufacturer and distributor of waxes, supplies and equipment to the investment casting industry.

On March 14, 2000, the Company acquired all of the outstanding shares of Avibank Mfg., Inc. (Avibank) based in Burbank, California for $115,923. Consideration consisted of $112,323 in cash and 110,652 shares of the Company's common stock in treasury valued at $3,600. Avibank is a manufacturer of latches, hold open rods, quick release pins, structural panel fasteners, self-retaining bolts and expandable fasteners for aerospace markets. Avibank, through its AVK Industrial Products Division, also manufactures threaded inserts for automotive and industrial markets. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$ 25,930
Property, plant and equipment	8,431
Intangible assets	2,000
Goodwill	88,839
Total assets acquired	125,200
Current liabilities	9,277
Net assets acquired	$115,923

The intangible assets acquired of $2,000 consist of customer contracts valued at $1,300 with a five year weighted-average useful life and patents valued at $700 with a ten year weighted-average useful life. The $88,839 of goodwill was assigned to the Aerospace Fasteners and Components segment and Engineered Fasteners and Components segment in the amounts of $44,092 and $44,747, respectively. The total amount of goodwill is expected to be deductible for tax purposes.

In 2000, the Company also completed two relatively smaller acquisitions in Europe. On January 10, 2000, the Company acquired certain operating assets of ULMA S.p.A. (ULMA) based in Milan, Italy for approximately $2,300. ULMA is a full range manufacturer of flat, planetary and cylindrical thread roll dies used in metal forming. In December 2000, the Company acquired certain operating assets of DACAR S.A. based in Auxerre, France for approximately $1,600. DACAR is a manufacturer of precision machined components and structural assemblies used by European aerospace suppliers.

The following unaudited pro forma consolidated results of operations are presented as if the

(Thousands of dollars, except share data)

Argüeso and Avibank acquisitions had been made at the beginning of the periods presented. The effects of the AAA, McCaughin, ULMA and DACAR acquisitions are not material and, accordingly, have been excluded from the pro forma presentation.

	Years Ended December 31	
	2001	2000
Net sales	$923,617	$910,716
Net earnings	21,645	44,527
Basic earnings per common share	1.66	3.46
Diluted earnings per common share	1.64	3.38

The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt, shares of common stock issued and the related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

5. ACCOUNTS AND NOTES RECEIVABLE

	2001	2000
Trade	$130,683	$131,619
Notes and other	3,860	2,213
	134,543	133,832
Less allowance for doubtful receivables	4,880	3,815
	$129,663	$130,017

6. INVENTORIES

	2001	2000
Finished goods	$ 75,667	$ 70,188
Work-in-process	57,592	51,093
Raw materials and supplies	34,956	34,273
Tools	6,936	6,030
	$175,151	$161,584

7. PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Land	$ 8,117	$ 7,462
Buildings	76,504	74,052
Machinery and equipment	279,590	293,621
Construction in progress	29,825	18,659
	394,036	393,794
Less accumulated depreciation	167,976	165,162
	$226,060	$228,632

Depreciation expense was $30,993, $30,654 and $28,613 in 2001, 2000 and 1999, respectively.

8. NOTES PAYABLE AND CURRENT PORTION OF LONG-TERM DEBT

	2001	2000
Short-term bank borrowings and notes payable	$ 7,603	$ 4,565
Current portion of long-term debt	12,493	10,052
	$20,096	$14,617

The Company's weighted-average interest rate for short-term bank borrowings and notes payable was 4.61% and 7.03% as of December 31, 2001 and 2000, respectively. Short-term lines of credit are made available to the Company by commercial banks under customary arrangements which require the maintenance of a satisfactory financial condition by the Company. These lines may be withdrawn at the discretion of the banks. Unused short-term lines of credit were $17,485 as of December 31, 2001. The Company also has unused long-term credit facilities as discussed in Note 10.

(Thousands of dollars, except share data)

9. ACCRUED EXPENSES

	2001	2000
Employee compensation and related benefits	$38,137	$33,372
Interest	7,003	7,062
Environmental	3,900	4,400
Other	22,486	20,845
	$71,526	$65,679

10. LONG-TERM DEBT

	2001	2000
1996 Note Purchase Agreement, fixed interest rates of 7.70% to 7.88%	$ 79,545	$ 85,000
1999 Note Purchase Agreement, fixed interest rates of 7.75% to 7.85%	80,000	80,000
2000 Note Purchase Agreement, fixed interest rate of 8.37%	15,000	15,000
1998 Bank Credit Agreement, variable interest rate, 2.46% and 7.14% at December 31, 2001 and 2000, respectively	50,000	45,000
Michigan Revenue Bonds, Series 2000, variable interest rate, 1.75% and 4.95% at December 31, 2001 and 2000, respectively	6,000	6,000
Utah Revenue Bonds, Series 1987, variable interest rate, 2.00% and 5.10% at December 31, 2001 and 2000, respectively	5,300	5,300
Note Payable, fixed interest rate of 8.38%	2,167	2,829
Deferred payments, fixed interest rate of 6.0%	1,511	2,203
Term Note payable, variable interest rate, 4.64% at December 31, 2001	2,000	—
Promissory Notes, fixed interest rate of 7.0%	1,448	2,607
Other	12,600	9,699
	255,571	253,638
Less current installments (included in notes payable)	12,493	10,052
	$243,078	$243,586

Installments due during the next five years are as follows: $12,493, $9,188, $14,766, $67,329 and $17,279 in 2002 through 2006, respectively.

In 1996, the Company entered into a long-term Note Purchase Agreement with three insurance companies for $85,000 at fixed interest rates of 7.70 percent to 7.88 percent due in annual installments from July 1, 2001 to July 1, 2011.

In 1999, the Company entered into a long-term Note Purchase Agreement with five insurance companies for $80,000 at fixed interest rates of 7.75 percent to 7.85 percent. Of the total proceeds, $50,000 is due in annual installments from August 1, 2004 to August 1, 2014 and $30,000 is due on August 1, 2009.

In 2000, the Company entered into a long-term Note Purchase Agreement with one insurance company for $15,000 at a fixed interest rate of 8.37 percent due in annual installments from February 28, 2004 to February 29, 2010.

Under the 1998 Bank Credit Agreement, the Company may borrow up to $55,000 in either United States Dollars or certain currencies in Europe. Borrowings bear interest at either a) an overnight base rate equal to the higher of the prime rate of the agent bank or the federal funds rate plus .5 percentage points, b) a rate in the European currency equal to the effective interbank rate plus a margin ranging from .225 to .45 percentage points based on the consolidated Leverage Ratio, as defined, or c) at a rate and term negotiated between each bank and the Company, as applicable. During 2001 and 2000, the average interest rate on borrowings outstanding was 4.86 percent and 7.12 percent, respectively. There were $50,000 in borrowings outstanding under the 1998 Bank Credit Agreement at December 31, 2001. This agreement expires June 30, 2002. The Company is required to pay a fee on the borrowed and

(Thousands of dollars, except share data)

unborrowed amounts of the facility ranging from .1 to .175 percentage points based on the consolidated Leverage Ratio. As more fully described in Note 19, the Company utilizes interest rate swap agreements to convert borrowings under the 1998 Bank Credit Agreement to fixed rate obligations.

On March 10, 2000, the Company entered into the 2000 Bank Credit Agreement to borrow up to $75,000 in either United States Dollars or certain European currencies. Borrowings bear interest at either a) an overnight base rate equal to the higher of the prime rate of the agent bank or the federal funds rate plus .5 percentage points, b) a rate equal to the effective interbank rate plus a margin ranging from .75 to 1.30 percentage points based on the consolidated Leverage Ratio, as defined, or c) at a rate and term negotiated between the agent bank and the Company, as applicable. During 2001 and 2000, the average interest rate on borrowings outstanding was 5.66 and 7.36 percent, respectively. No borrowings were outstanding under the 2000 Bank Credit Agreement at December 31, 2001 and 2000. This agreement expires March 9, 2005. The Company is required to pay a fee on unborrowed amounts of the facility ranging from .175 to .30 percentage points based on the consolidated Leverage Ratio.

The Michigan Strategic Fund Variable Rate Demand Limited Obligation Revenue Bonds, Series 2000, were issued to finance the acquisition and installation of machinery and equipment at a engineered fastener and components segment manufacturing facility in Canton, Michigan and are to be repaid on February 1, 2010. The Bonds are collateralized by a bank letter of credit. In 2001 and 2000, the average interest rate was 2.81 percent and 4.44 percent, respectively.

The Utah Industrial Development Revenue Bonds, Series 1987, were issued to finance the acquisition and improvement of an aerospace fastener and components segment manufacturing facility in Salt Lake, Utah and are due in 2012. The Bonds are collateralized by a first mortgage on the facility and a bank letter of credit. In 2001 and 2000, the average interest rate was 2.85 percent and 4.34 percent, respectively.

As part of the 1998 acquisition of SPS Technologies Waterford Company (formerly, Terry Machine Company), the Company assumed a note payable to a commercial bank in the amount of approximately $4,300. This note bears interest at a fixed rate of 8.38 percent and is payable in monthly installments of $73 (including interest) until September, 2002. A final installment of $1,700 is due on September 11, 2002. In addition, the former stockholders of SPS Technologies Waterford Company agreed to accept deferred payments for a portion of the purchase price aggregating $4,000. The Company has discounted this liability using a 6.0 percent rate. These amounts are payable in annual installments of $800 until June 30, 2003.

In connection with the 2001 acquisition of AAA Aircraft Supply Co., Inc., the Company and a group of investors entered into an agreement to borrow $3,000 from a commercial bank to partially finance the transaction. The note bears interest at a variable rate plus a margin of 2.50 percentage points. The average interest rate for 2001 was 6.42%. The note is payable in monthly installments of $63 beginning on March 1, 2002. The note is collateralized by the assets of AAA Aircraft Supply, LLC.

In connection with the 1998 acquisition of Greenville Metals, Inc., the former stockholders accepted promissory notes for a portion of the purchase price aggregating approximately $5,800.

(Thousands of dollars, except share data)

The notes bear interest at a fixed rate of 7.0 percent and are payable in quarterly installments of $290 plus interest until March 31, 2003.

Other debt includes capital leases and other financing collateralized by fixed assets, along with other unsecured local borrowings.

The Company is subject to a number of restrictive covenants under its various debt agreements. Covenants associated with the Note Purchase Agreements are similar to those of the Bank Credit Agreements. The following significant covenants are currently in place under the Note Purchase Agreements: maintenance of a consolidated debt-to-total capitalization (shareholders' equity plus total debt) ratio of not more than 55 percent and maintenance of a consolidated net worth of at least $200,000 plus 50 percent of adjustable consolidated net income for quarters ended after December 31, 1998. Under these covenants, restricted payments, which include all dividends and purchases or retirements of capital stock, made by the Company may not exceed $40,000 plus 50 percent of consolidated net income (or minus 100 percent of the consolidated net loss) from January 1, 1999 to the date of the restricted payment. As of December 31, 2001, the amount of retained earnings available for future restricted payments is $89,000. Certain of the Company's debt agreements contain cross default and cross acceleration provisions. At December 31, 2001, the Company was in compliance with all covenants. As of December 31, 2001, under the terms of the existing credit agreements, the Company is permitted to incur an additional $168,000 in debt.

11. COMMITMENTS AND CONTINGENCIES

Leases

Certain of the Company's operations are conducted from leased facilities, all of which are under operating leases which expire over the next 11 years. The Company also has operating leases covering certain machinery and equipment. Substantially all leases provide for the Company to pay operating expenses. Rental expense incurred was $11,882, $9,895 and $8,077 in 2001, 2000 and 1999, respectively.

At December 31, 2001, the future minimum annual rentals on non-cancelable leases which have initial or remaining terms of more than one year aggregated $72,754. The minimum payments over the next five years are as follows: $12,475, $11,146, $10,372, $9,629 and $8,263 in 2002 through 2006, respectively. During 2001, the Company sold machinery and equipment with a book value of $15,166 for $20,000 and leased the equipment back under a five year operating lease. The gain on the transaction was deferred and will be amortized over the lease term.

Environmental

The Company has been identified as a potentially responsible party by various federal and state authorities for clean up or removal of waste from various disposal sites. At December 31, 2001, the Company had an accrued liability of $3,900 for environmental remediation which represents management's best estimate of the undiscounted costs related to environmental remediation which are considered probable and can be reasonably estimated. The Company has not included any insurance recovery in the accrued environmental liability. The measurement of the liability is evaluated quarterly based on currently available information. Management believes the overall costs of environmental remediation will be incurred over an extended period of time. As the scope of the Company's environmental liability becomes more clearly defined, it is possible that additional reserves may be necessary. Accordingly, it is possible that the Company's results of operations in future quarterly or annual periods could be materially affected. Management does not anticipate that its consolidated financial condition will be materially affected by environmental remediation costs in excess of amounts accrued.

The Company has established procedures for identifying environmental issues at its manufacturing facilities. Environmental and safety coordinators, a designated position at most of the operating facilities, are familiar with environmental laws and regulations and serve as resources for the identification and resolution of environmental issues. The Company also has an environmental audit program, which is used to identify and resolve potential environmental issues at the operating facilities. Through these programs, the Company monitors applicable regulatory developments and manages environmental issues.

Litigation

The Company is involved in lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. Although the final outcome of these matters cannot be determined, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements (continued)

(Thousands of dollars, except share data)

12. SUPPLEMENTAL CASH FLOW INFORMATION

	2001	2000	1999
Cash paid for:			
Interest	$19,933	$21,843	$14,535
Income taxes	9,891	12,819	15,273
Noncash Transactions:			
Issuance (refund) of treasury shares for businesses acquired	6,975	3,600	(1,121)
Debt assumed with businesses acquired	3,616	483	15,018
Acquisition of treasury shares for stock options exercised	2,541	1,965	1,269

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company reports the components of comprehensive income (loss), total comprehensive income (loss) and total accumulated other comprehensive income (loss) in the Statements of *Consolidated Shareholders' Equity*. The income tax effects and accumulated balances for each component of comprehensive income (loss) are as follows:

	Cumulative Translation Adjustment	Fair Value of Derivatives	Minimum Pension Liability	Total Other Comprehensive Income (Loss)
December 31, 1998	$ (9,192)	$ —	$ (2,025)	$(11,217)
Gross Changes	(9,187)	—	1,958	(7,229)
Deferred Income Tax Effects	—	—	(665)	(665)
December 31,1999	(18,379)	—	(732)	(19,111)
Gross Changes	(7,740)	—	21	(7,719)
Deferred Income Tax Effects	—	—	(7)	(7)
December 31, 2000	(26,119)	—	(718)	(26,837)
Gross Changes	(5,651)	(3,410)	(23,269)	(32,330)
Deferred Income Tax Effects	—	983	7,775	8,758
Cumulative Accounting Changes-Gross	—	89	—	89
Cumulative Accounting Changes-Deferred Income Tax Effects	—	161	—	161
December 31, 2001	$(31,770)	$(2,177)	$(16,212)	$(50,159)

(Thousands of dollars, except share data)

14. INCOME TAXES

The components of the provision for income taxes were as follows:

	2001	2000	1999
Currently payable:			
United States			
Federal	$5,050	$ 8,246	$12,461
State and local	911	1,163	1,938
Non-United States	961	3,672	3,698
	6,922	13,081	18,097
Deferred:			
United States			
Federal	1,660	4,726	5,249
State and local	80	395	504
Non-United States	1,138	1,498	(250)
	2,878	6,619	5,503
	$9,800	$19,700	$23,600

The income tax benefits of employee stock option compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes which were credited to additional paid-in capital were $1,895 in 2001, $1,930 in 2000 and $1,358 in 1999. The tax expense that results from allocating certain tax benefits to reduce goodwill of an acquired entity was $255 in 1999.

The components of earnings before income taxes were as follows:

	2001	2000	1999
United States	$21,440	$44,174	$55,766
Non-United States	9,930	19,905	19,054
	$31,370	$64,079	$74,820

The components of the deferred income tax liability (asset) on the consolidated balance sheets were as follows:

	2001	2000
Depreciation	$ 24,333	$ 23,432
Intangibles	3,465	4,042
Pension benefits	—	5,905
Other, net	1,618	1,504
Deferred income tax liability	29,416	34,883
Inventory	(6,852)	(7,005)
Pension benefits	(1,418)	—
Post-retirement benefits other than pensions	(3,657)	(3,892)
Other employee benefits and compensation	(11,643)	(7,903)
Accrued expenses	(2,010)	(2,230)
Net operating loss carryforwards	(4,682)	(5,454)
Capital loss carryforwards	(1,043)	(3,434)
Valuation allowances	8,089	8,407
Deferred income tax asset	(23,216)	(21,511)
Net deferred income tax liability (asset)	$ 6,200	$ 13,372

At December 31, 2001 the Company had net operating loss (NOL) carryforwards available in Brazil of $9,800, England of $1,900, Australia of $1,500 and France of $300. The French NOL expires in 2006 while all other NOLs can be carried forward indefinitely with no expiration dates. The NOL carryforward available in England relates to operating losses of a business acquired in 1998. These losses must be used to offset future taxable income of the acquired business and are not available to offset taxable income of other subsidiaries located in England. The Company also has capital loss carryforwards of $3,500 available in England with no expiration dates. These capital losses must be used to offset future capital gains and are not available to offset taxable operating income. The valuation allowances at December 31, 2001 and 2000 relate to certain state and non-United States tax jurisdictions. The net reduction in

(Thousands of dollars, except share data)

the valuation allowance for 2001 was $318. The valuation allowance was reduced by $250 due to changes in currency exchange rates and $357 due to decreases in the net deferred income tax assets in certain state and Brazilian tax jurisdictions and increased by $289 due to losses by certain Brazilian and French subsidiaries.

The following sets forth the differences between the provision for income taxes computed at the United States federal statutory income tax rate of 35 percent and that reported for financial statement purposes:

	2001	2000	1999
Provision computed at the United States federal statutory income tax rate	$10,980	$22,428	$26,187
Earnings of certain subsidiaries taxed at different rates	(2,390)	(3,195)	(3,526)
State income tax, net of federal benefit	644	1,136	1,588
Non-deductible goodwill amortization expense	1,003	916	812
Non-US net operating losses with no benefit provided	289	102	979
Change in valuation allowance	(357)	(243)	(2,428)
General business credits	(40)	(158)	(180)
Other, net	(329)	(1,286)	168
Provision for income taxes	$ 9,800	$19,700	$23,600

United States income taxes have not been provided on unremitted earnings of certain subsidiaries located outside the continental United States of approximately $68,300 because, in management's opinion, such earnings have been indefinitely reinvested in these operations, will be remitted in a tax-free liquidation, or will be remitted as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-United States subsidiaries.

15. RETIREMENT PLANS AND OTHER BENEFITS

The Company sponsors a number of defined contribution plans. Participation in the plans is available to substantially all United States salaried and hourly employees. Participants may make voluntary pre-tax or after-tax contributions to the plan up to 20 percent of their compensation. Primarily, the Company contributes a percentage of the employees' contributions to the plans. However, certain subsidiaries contribute a fixed percentage of the employees' compensation. The Company's contribution expense for these plans was $2,815 in 2001, $1,264 in 2000 and $1,148 in 1999. The increase in the expense for 2001 compared to 2000 is attributed to certain recently acquired businesses starting their participation in the Company's defined contribution plans on January 1, 2001.

The Company sponsors a number of defined benefit pension plans covering substantially all employees and a defined benefit plan covering non-employee directors. The benefits of such plans are based primarily on years of service and compensation. Plan assets consist principally of common stocks, pooled equity funds, corporate bonds and United States Government obligations. At December 31, 2001 and 2000, the plans' assets included 398,264 and 403,264 shares of the Company's common stock with fair values of $13,907 and $22,104, respectively. There were no dividends received from Company stock for the years ended December 31, 2001, 2000 and 1999.

The following provides a reconciliation of benefit obligations, plan assets, funded status and the amounts recognized in the statement of financial position of these plans at December 31, 2001 and 2000:

(Thousands of dollars, except share data)

	2001	2000
Change in benefit obligation:		
Benefit obligation at January 1	$171,071	$168,708
Service cost	7,925	7,575
Interest cost	11,309	11,313
Plan participants' contributions	853	878
Amendments	972	632
Actuarial loss (gain)	4,935	2,309
Acquisitions	—	2,456
Special termination benefits	—	583
Benefits paid	(10,838)	(16,917)
Foreign currency exchange rate changes	(1,304)	(6,466)
Benefit obligation at December 31	$184,923	$171,071
Change in plan assets:		
Fair value of plan assets at January 1	$168,400	$170,790
Actual return on plan assets	(16,558)	15,354
Employer contributions	9,241	3,153
Plan participants' contributions	853	878
Acquisitions	—	2,219
Benefits paid	(10,838)	(16,917)
Foreign currency exchange rate changes	(2,566)	(7,077)
Fair value of plan assets at end of year	$148,532	$168,400
Reconciliation of funded status:		
Funded status	$(36,391)	$ (2,671)
Unrecognized net actuarial loss (gain)	50,782	15,856
Unrecognized prior service cost (gain)	(1,719)	(2,687)
Unrecognized transition obligation (asset)	(1,064)	(1,579)
Net pre-tax amount recognized	$ 11,608	$ 8,919
Amounts recognized in the statement of financial position consist of:		
Prepaid benefit cost	$ 15,643	$ 12,234
Accrued benefit long-term liability	(31,929)	(6,745)
Intangible asset	3,537	2,342
Accumulated other comprehensive income	24,357	1,088
Net pre-tax amount recognized	$ 11,608	$ 8,919

The plans which have accumulated obligations in excess of plan assets have obligations of $168,156 and assets of $129,841 and are therefore underfunded by $38,315 at December 31, 2001.

The assumptions used as of December 31, 2001, 2000 and 1999, in determining the net pension cost and net pension liability for United States plans were as follows:

	2001	2000	1999
Discount rate	7.25%	7.60%	8.00%
Rate of return on plan assets	9.50%	9.50%	9.00%
Rate of future compensation increase	4.50%	4.50%	5.00%

The assumptions used in determining the net pension cost and pension liability for non-United States pension plans were based on the economic environment of each applicable country. The discount rate was assumed to be 6.0 percent. The range of other assumptions used as of December 31, 2001 was as follows: rate of return on plan assets: 7.0 to 7.5 percent; rate of future compensation increase: 3.5 to 4.0 percent.

The components of the net periodic pension cost incurred were as follows:

	2001	2000	1999
Net periodic benefit cost (income):			
Service cost	$ 7,925	$ 7,575	$ 7,774
Interest cost	11,309	11,313	10,548
Expected return on plan assets	(13,856)	(13,472)	(14,165)
Amortization of prior service cost (gain)	(499)	(575)	(596)
Amortization of transition obligation (asset)	(468)	(460)	(485)
Amortization of net actuarial loss (gain)	318	783	388
Net periodic benefit cost	4,729	5,164	3,464
Curtailment and settlement expense	1,553	1,852	—
Total expense	$ 6,282	$ 7,016	$ 3,464

(Thousands of dollars, except share data)

In 2001, a curtailment expense of $1,553 was recognized due to termination of employees' services earlier than expected at plants affected by the Company's 2001 restructuring plan. In 2000, a settlement expense of $1,852 was recognized due to the level of participation in the Company's early retirement window with special termination benefits offered to plan participants in 2000.

Other Postretirement Benefits

In addition to providing pension benefits, the Company and certain of its subsidiaries provide postretirement health care and life insurance benefits. All full-time, non-bargaining unit employees hired prior to January 1, 1990 are eligible for medical benefits under a defined dollar benefit plan if they retire with at least 10 years of service and meet certain age requirements. Generally, Company-provided medical benefits terminate when covered individuals become eligible for Medicare benefits. The medical plan is contributory, with retiree contributions adjusted annually. The life insurance plan covers substantially all employees who retire from full-time employment after age 55 with at least 10 years of service. The life insurance plan is non-contributory. Both of the Company's postretirement plans are unfunded.

An assumed discount rate of 7.25 percent and 7.60 percent was used to determine the accumulated postretirement benefit obligation at December 31, 2001 and 2000, respectively.

The following provides a reconciliation of benefit obligations and funded status of these plans at December 31, 2001 and 2000:

	2001	2000
Change in benefit obligation:		
Benefit obligation at January 1	$ 9,236	$ 7,844
Service cost	162	201
Interest cost	587	669
Plan participants' contributions	145	147
Plan amendments	(1,199)	—
Actuarial loss (gain)	(727)	1,472
Benefit payments	(1,032)	(1,097)
Benefit obligation at December 31	$ 7,172	$ 9,236
Reconciliation of funded status:		
Funded status	$ (7,172)	$ (9,236)
Unrecognized net actuarial loss (gain)	48	775
Unrecognized prior service cost (gain)	(3,326)	(2,658)
Accrued benefit obligation	$(10,450)	$(11,119)

The components of the net periodic postretirement benefit cost incurred were as follows:

	2001	2000	1999
Net periodic benefit cost (income):			
Service cost	$ 162	$ 201	$ 205
Interest cost	587	669	569
Amortization of prior service cost (gain)	(531)	(531)	(531)
Net periodic benefit cost	$ 218	$ 339	$ 243

An 8.5 percent annual rate of increase in the per capita costs of covered health care benefits was assumed for 2001. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit obligation as of December 31, 2001 by $24 and change the aggregate of the service and interest components of net periodic postretirement benefit cost for 2001 by $4.

(Thousands of dollars, except share data)

16. STOCK OPTIONS

The Company grants stock options under the 1988 Long Term Incentive Stock Plan which continues to the year 2009. Under the plan, the Company may grant up to an aggregate of 3,925,000 shares in either stock options (fixed price or variable price) or restricted shares to officers and key employees. Additionally, non-employee directors may elect to receive discounted price options in lieu of all or a portion of their annual retainer fee. The number of such options, if elected, is based upon market value at date of the grant. Also, the Company granted 23,000 and 37,000 stock options in 2001 and 2000, respectively, to certain employees pursuant to contractual agreements negotiated at the time of initial hire. These options were not granted under the 1988 Long Term Incentive Stock Plan. The exercise price of outstanding options is determined as follows: fixed price options are granted at market value on date of the grant and discounted price options are granted at par value of the common stock on date of the grant. The options' maximum term is 10 years. Fixed price options granted vest over a five-year period and discounted price options granted vest after one year.

The weighted-average fair value of options granted per share was $21.81, $14.78 and $17.52 in 2001, 2000 and 1999, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the weighted-average assumptions used for grants were as follows: expected volatility of 34 percent in 2001 and 33 percent in 2000 and 1999, expected option life of six years in 2001, 2000 and 1999, and no expected dividend payments over the life of the option. The expected weighted-average risk-free interest rates of 5.1 percent in 2001, 6.8 percent in 2000 and 5.5 percent in 1999 were used.

At December 31, 2001, 107 individuals held options to purchase an aggregate of 1,052,754 shares (fixed 1,034,204; discounted 18,550). No variable price options were outstanding at December 31, 2001.

Additional information about options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life (years)	Number of Shares	Weighted-Average Exercise Price
$.50 (Discounted)	18,550	$ .50	5.0	17,174	$ .50
$10.81-$14.22	149,442	12.50	2.5	149,442	12.50
$19.75-$27.00	84,332	26.20	4.0	84,332	26.20
$30.97-$45.59	619,530	37.42	6.9	300,830	37.72
$46.74-$54.81	180,900	50.85	9.0	9,000	51.78
	1,052,754			560,778	

(Thousands of dollars, except share data)

Changes in shares under option were as follows:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	1,086,026	$29.30	1,149,108	$26.65	1,067,074	$21.58
Additions (deductions):						
Options granted	172,376	50.37	162,125	32.13	267,800	40.65
Options exercised	(185,548)	17.34	(208,507)	16.04	(163,066)	14.68
Options expired or terminated	(20,100)	40.83	(16,700)	39.35	(22,700)	35.95
Options outstanding at end of year	1,052,754	34.64	1,086,026	29.30	1,149,108	26.65
Options exercisable at end of year	560,778	28.35	571,800	22.61	586,307	16.99
Shares available for future option grants and stock awards	232,964		125,632		100,803	

Under the 1988 Long Term Incentive Stock Plan, the Company has issued 52,913 restricted shares of which 490 restricted shares were granted in 2001. Shares granted become free of any restrictions at a rate of 20 percent per year or in full upon retirement. As of December 31, 2001, 14,314 shares issued remain subject to restrictions under this plan.

Under the 2000 Restricted Stock Award Plan, the Company may grant up to an aggregate of 100,000 restricted shares. Under this plan, the Company has issued 10,751 restricted shares, all of which were granted in 2000. Shares granted become free of any restrictions at a rate of 20 percent per year or in full upon retirement. As of December 31, 2001, 7,751 shares issued remain subject to restrictions under this plan.

The Company has adopted the disclosure-only provisions of the Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company will continue to apply the provisions of Accounting Principles Board Opinion 25 in accounting for its stock option plans. If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts as follows:

	Years Ended December 31		
	2001	2000	1999
Net earnings	$19,669	$42,848	$49,791
Basic earnings per common share	1.51	3.38	3.93
Diluted earnings per common share	1.49	3.30	3.84

(Thousands of dollars, except share data)

17. EARNINGS PER SHARE

Basic earnings per common share is calculated using the average shares of common stock outstanding, while diluted earnings per common share reflects the potential dilution that could occur if stock options were exercised. Earnings per share are computed as follows:

	2001	2000	1999
Net earnings	$ 21,570	$ 44,379	$ 51,220
Average shares of common stock outstanding used to compute basic earnings per common share	13,015,748	12,691,781	12,659,920
Additional common shares to be issued assuming exercise of stock options, net of shares assumed reacquired	209,389	279,067	295,138
Shares used to compute dilutive effect of stock options	13,225,137	12,970,848	12,955,058
Basic earnings per common share	$ 1.66	$ 3.50	$ 4.05
Diluted earnings per common share	$ 1.63	$ 3.42	$ 3.95

Options to purchase 180,900 shares of common stock at a weighted-average price of $50.85 per share were outstanding during 2001 but were not included in the computation of diluted EPS in 2001 because the options' exercise price was greater than the average market price of the common shares. These options expire on various dates between December 15, 2008 and July 31, 2011.

18. PREFERRED STOCK PURCHASE RIGHTS

As provided in the Rights Agreement dated November 21, 1998, the Board of Directors declared a dividend distribution of one Right for each outstanding share of common stock. Under the 1998 Rights Agreement, each Right may be exercised, under certain conditions, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Shares, par value $1.00 per share, for $250, subject to adjustment. The Rights are not exercisable or transferable apart from the common stock until 10 business days after a public announcement that a person or group has acquired or intends to commence a tender offer for 10 percent or more of the outstanding common stock. The Board of Directors may, at its option and under certain conditions, exchange all of the Rights not owned by the 10 percent holder for an equal number of shares of common stock. The Rights, which expire on November 21, 2008, unless extended by the Company's Board of Directors, do not have voting or dividend rights and may be redeemed by the Company at a price of $.01 per Right at any time until 10 business days following the acquisition of 10 percent or more of the Company's common stock.

In the event that the Company is acquired in a merger or other business combination transaction, or 50 percent or more of its assets or earning power is sold, each Right will entitle the holder to receive from the surviving or acquiring corporation, for the exercise price, common stock having a market value equal to two times the exercise price of the Right. Alternatively, if a 10 percent holder were to acquire the Company in a business combination transaction in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, each Right not owned by the 10 percent holder would have the right to receive common shares having a market value of two times the exercise price of the Right.

(Thousands of dollars, except share data)

19. FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	2001	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 59,948	$ 59,948
Long-term debt, including current portion	(255,571)	(275,687)
Interest rate and currency swaps	(2,968)	(2,968)
Forward exchange contracts	(352)	(352)

	2000	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 31,933	$ 31,933
Long-term debt, including current portion	(253,638)	(275,740)
Interest rate and currency swaps	—	1,377
Forward exchange contracts	—	(1,288)

The methods and assumptions used to estimate the fair value of each class of financial instruments and additional information related to these financial instruments are as follows:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Long-Term Debt

The fair value of fixed rate long-term debt was estimated at the discounted amount of future cash flow using the Company's year-end incremental rate of borrowing for similar debt. The fair value of variable rate debt approximates its carrying value.

Interest Rate and Currency Swaps

The fair values of the interest rate and currency swap agreements are the estimated amounts that the banks would receive or pay to terminate the swap agreements at December 31, 2001 and 2000. The notional principal amounts of interest rate swap agreements outstanding were $50,000 at December 31, 2001 and 2000. In November 2000, the Company entered into interest rate swap agreements which effectively converted $30,000 of its variable rate obligations to an average fixed rate of 7.10 percent. The 2000 agreements expire in November 2005. In November 1998, the Company entered into interest rate swap agreements which effectively converted $20,000 of its variable rate obligations to an average fixed rate of 5.69 percent. The 1998 agreements expire in November 2003. In 1998, the Company entered into a currency swap agreement to exchange British pounds (18,100) for United States dollars (30,046). The Company was required to make British pound payments on a quarterly basis at a fixed rate of 8 percent in exchange for United States dollar receipts at a fixed rate of 6.785 percent. The Company settled this swap agreement on November 29, 2001. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements. The Company does not anticipate nonperformance by the counterparties who are major financial institutions.

Forward Exchange Contracts

At December 31, 2001 and 2000, the Company had $44,967 and $46,688, respectively, of forward foreign currency exchange contracts outstanding. These contracts are primarily in British pounds, Euros and Canadian dollars and mature within 30 days. The fair value of these contracts is not material. At December 31, 2001, the Company had additional forward exchange contracts to purchase $11,733 of foreign currencies (British pounds and Euros) with

(Thousands of dollars, except share data)

maturities ranging from January 2, 2002 to December 31, 2003 with a weighted average maturity of 318 days. At December 31, 2000, the Company had additional forward exchange contracts to purchase $19,029 of foreign currencies (Canadian Dollars and Euros) with maturities ranging from January 2, 2001 to December 27, 2001 with a weighted average maturity of 166 days. The fair value of these additional foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting dates. The counterparties of all exchange contracts are major financial institutions, therefore, management anticipates full performance.

Standby Letters of Credit

The Company is contingently liable under standby letters of credit totaling $17,762 and $19,004 at December 31, 2001 and 2000, respectively. The fair value of these standby letters of credit is not material. The Company's management does not expect any material losses to result from these standby letters of credit because performance is not expected to be required.

20. RESEARCH AND DEVELOPMENT

Research and development costs incurred were $8,401, $7,319 and $6,338 for 2001, 2000 and 1999, respectively.

21. SEGMENTS AND RELATED INFORMATION

The Company has six business groups which have separate management teams that report operating results regularly that are reviewed by the chief operating decision makers of the Company. Certain business groups have been aggregated into the same reportable segment because they have similar products and services, production processes, types of customers and distribution methods and their long-term financial performance is affected by similar economic conditions.

The Company has four reportable segments: Aerospace Fasteners and Components, Engineered Fasteners and Components, Specialty Materials & Alloys and Magnetic Products. The Aerospace Fasteners and Components segment consists of two business groups which produce aerospace fasteners and components for critical applications in the aerospace market.

The Engineered Fasteners and Components segment consists of two business groups which produce precision fasteners and components for critical applications in the automotive and industrial machinery markets. The Specialty Materials & Alloys segment produces specialty metals, superalloys and wax blends for aerospace, industrial gas turbine and medical applications. The Magnetic Products segment produces magnetic materials and products used in automotive, aerospace, reprographic, computer and advertising specialty markets.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective segments. No single customer or group under common control represented 10% or more of the Company's net sales during 2001, 2000 and 1999.

For geographic area disclosure purposes, the Company considers property, plant and equipment and other assets, as disclosed in the Consolidated Balance Sheets, to be long-lived assets. The other geographic areas consist principally of Australia, Canada, China, France, Italy, Japan, Mexico and Singapore.

Notes to Consolidated Financial Statements (continued)

(Thousands of dollars, except share data)

Segments Information

	2001	2000	1999
Net sales:			
Aerospace Fasteners and Components	$352,859	$303,908	$309,576
Engineered Fasteners and Components	278,948	303,037	232,783
Specialty Materials & Alloys	166,709	127,424	107,192
Magnetic Products	119,590	138,383	138,110
Net sales	$918,106	$872,752	$787,661
Operating earnings:			
Aerospace Fasteners and Components	$ 35,106	$ 36,830	$ 54,557
Engineered Fasteners and Components	7,861	25,108	15,549
Specialty Materials & Alloys	16,509	17,376	13,670
Magnetic Products	4,196	15,434	17,559
Unallocated Corporate Costs	(12,500)	(11,360)	(10,500)
Operating earnings	$ 51,172	$ 83,388	$ 90,835
Total assets:			
Aerospace Fasteners and Components	$322,396	$299,750	$244,159
Engineered Fasteners and Components	307,162	319,659	258,760
Specialty Materials & Alloys	108,369	78,958	77,278
Magnetic Products	112,852	112,155	120,767
Total assets	$850,779	$810,522	$700,964

Depreciation and Amortization and Capital Additions

	Depreciation and Amortization			Capital Additions		
	2001	2000	1999	2001	2000	1999
Aerospace Fasteners and Components	$13,357	$12,976	$12,233	$15,599	$11,640	$12,889
Engineered Fasteners and Components	13,085	13,248	10,980	13,786	15,067	14,952
Specialty Materials & Alloys	3,974	2,941	2,578	9,395	2,880	7,907
Magnetic Products	7,259	7,571	7,824	3,484	2,398	2,413
Total	$37,675	$36,736	$33,615	$42,264	$31,985	$38,161

(Thousands of dollars, except share data)

Geographic Areas

	2001	2000	1999
Net sales:			
United States	$698,454	$654,832	$558,378
England and Ireland	145,342	159,533	182,457
Brazil	21,936	22,675	15,157
Other	52,374	35,712	31,669
Net sales	$918,106	$872,752	$787,661
Long-lived assets:			
United States	$351,249	$347,475	$250,715
England and Ireland	90,998	97,538	98,987
Brazil	7,159	7,257	7,848
Other	8,095	8,641	10,265
Total long-lived assets	$457,501	$460,911	$367,815

Report of Independent Accountants

The Shareholders and Board of Directors
SPS Technologies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of SPS Technologies, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 13, 2002

Summary of Quarterly Results (Unaudited)

(Thousands of dollars, except share data)

	Quarter Ended March 31	June 30	September 30	December 31
2001				
Net sales	$239,156	$239,386	$231,824	$207,740
Gross profit	49,704	49,590	43,003	36,832
Net earnings (loss)	11,820	5,610	8,360	(4,220)
Basic earnings (loss) per common share	.92	.43	.64	(.32)
Diluted earnings (loss) per common share	.90	.42	.63	(.32)
2000				
Net sales	$216,730	$228,003	$212,542	$215,477
Gross profit	42,624	44,677	46,141	46,106
Net earnings	10,410	9,960	11,590	12,419
Basic earnings per common share	.82	.79	.91	.97
Diluted earnings per common share	.81	.77	.89	.95

Common Stock Information

The price range at which the Company's common stock traded in its principal market, the New York Stock Exchange, during the last eight quarters was as follows:

Quarter Ended	High	Low
December 31, 2001	$36.25	$27.73
September 30, 2001	50.45	28.80
June 30, 2001	51.15	44.45
March 31, 2001	54.56	42.20
December 31, 2000	$56.19	$46.25
September 30, 2000	49.75	40.38
June 30, 2000	42.50	30.38
March 31, 2000	38.81	30.50

The approximate number of holders of record of common stock as of March 8, 2002 was 886.

Selected Financial Data

(Thousands of dollars, except share data)

	2001	2000	1999	1998	1997
Net sales	$918,106	$872,752	$787,661	$716,605	$588,616
Operating earnings	51,172	83,388	90,835	79,334	58,078
Net earnings	21,570	44,379	51,220	44,570	32,500
Working capital	223,316	186,957	190,379	134,027	106,385
Total assets	850,779	810,522	700,964	607,235	472,048
Long-term debt	243,078	243,586	201,895	154,010	95,507
Property, plant and equipment additions	42,264	31,985	38,161	32,084	37,510
Per Common Share Data:					
Basic net earnings	1.66	3.50	4.05	3.55	2.68
Diluted net earnings	1.63	3.42	3.95	3.42	2.54

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

While the Company's sales have continued to increase over the last three years, operating earnings and net earnings have decreased. The growth in sales and earnings of the Company's businesses serving the aerospace and industrial gas turbine markets and the accretive results of acquired businesses were offset by lower sales and earnings of businesses serving the automotive, industrial and electronics markets. In 2001, the Company announced plans to eliminate, consolidate and restructure certain under-performing operations which, when completed, are expected to provide meaningful reductions to the Company's cost structure and re-size the Company to respond to the expected changes in its end market demand. During 2001, the Company completed three acquisitions which complement its existing businesses.

2001 COMPARED TO 2000

Net Sales

The Company's Aerospace Fasteners and Components segment sales increased $49.0 million, or 16.1 percent, in 2001. Sales of products by businesses acquired in 2000 and 2001 (primarily, Avibank Mfg., Inc., DACAR S.A. and AAA Aircraft Supply Co., Inc.) increased Aerospace Fasteners and Components segment sales by $43.4 million. This segment experienced strong end market demand in North America and Europe for most of 2001. Excluding incoming orders from the acquired companies, this segment's incoming orders increased $18.3 million, or 6.9 percent, in 2001. Total incoming orders, including the acquired companies, increased $64.8 million. Despite the strong level of incoming orders, the Company does not expect the trend of increasing sales of the Aerospace Fastener and Components segment to continue into 2002.

The events of September 11, 2001 have negatively impacted worldwide demand for travel. The Company is expecting decreased demand for aerospace fasteners and components due to reduced flight schedules announced by the major airlines and production cuts announced by major aircraft and jet engine manufacturers.

Sales of products by recently acquired businesses (M. Argüeso & Co., Inc. on April 5, 2001 and J. F. McCaughin Co. on October 3, 2001) increased Specialty Materials and Alloys segment sales by $15.6 million in 2001. Excluding the sales of these recently acquired businesses, this segment's sales increased $23.7 million, or 18.6 percent in 2001. These higher sales are primarily the result of strong demand for proprietary alloys from the industrial gas and aerospace turbine markets and higher market prices for materials. On March 29, 2001, the Company announced its intent to purchase a vacuum induction melting furnace to expand production capacity at its Cannon-Muskegon subsidiary. The new furnace was delivered in December of 2001 and when fully operational is expected to add five million pounds of vacuum melt capacity, an increase of 56 percent. The capacity expansion was in response to the recent growth in the industrial gas and aerospace turbine markets in North America, Europe and Asia, as well as expanding applications for the Company's proprietary superalloys, which are sold to those markets. Despite the Company's expectations of lower aerospace production in 2002 due to weakening market conditions, the Company intends to complete its expansion program to meet the anticipated long-term demand for this segment's products and improve manufacturing efficiencies.

The Company's Engineered Fasteners and Components segment sales decreased $24.1 million, or 7.9 percent, in 2001. The Magnetic Products segment sales decreased $18.8 million, or 13.6 percent, in 2001. These decreases are the result of lower demand from the automotive, truck, general industrial and electronic markets. Incoming orders for these segments decreased $68.3 million, or 14.9 percent, in 2001. Due to the weakness in incoming orders, the Company expects the trend of lower sales compared to the prior year to continue into 2002.

Sales originating in the United States, as presented in the geographic area information in Note 21 to the financial statements, increased $43.6 million, or 6.7 percent, in 2001. This increase is primarily due to sales by businesses acquired in the last two years located in the United States ($48.1 million) and increased sales by the Specialty Materials and Alloys segment ($23.7 million), net of the decrease in United States Magnetic Product segment sales ($21.6 million). Sales originating in England and Ireland decreased $14.2 million, or 8.9 percent, primarily due to lower sales of aerospace components ($6.6 million) and automotive and industrial fasteners ($3.6 million). Sales originating in the Other areas increased $16.7 million, or 46.7 percent, primarily due to sales by the business acquired at the end of 2000 located in France ($11.8 million). The decline in currency exchange rates, particularly the British Pound Sterling and Brazilian Real, contributed approximately $11.0 million to the decline in sales reported by non-United States subsidiaries.

Operating Earnings

Operating earnings of the Company decreased $32.2 million, or 38.6 percent, in 2001. Operating earnings in 2001 include a $24.1 million charge for the cost to eliminate, consolidate and restructure certain under-performing operations as described below in the section entitled "Summary of the Restructure Actions". Operating earnings were reduced by $4.6 million in 2000 due to the amortization of the inventory step-up that resulted from the acquisition of Avibank. The $4.6 million charge was incurred by the Aerospace Fasteners and Components segment and Engineered Fasteners and Components segment in the amounts of $1.3 million and $3.3 million, respectively. This 2000 non-recurring charge, which related to purchase accounting for the acquisition of Avibank on March 14, 2000, reduced net income for 2000 by $3.0 million, or $0.23 per share.

The following information excludes the expenses related to the Company's 2001 restructuring actions and the amortization of the inventory step-up that resulted from the 2000 acquisition of Avibank. The proforma operating earnings presentation is intended to supplement and clarify the operating earnings by segment presented in Note 21 to the financial statements, "Segments and Related Information". Additional information on the expenses related to the Company's 2001 restructuring actions in total and by segment is provided below in the section entitled "Summary of the Restructure Actions".

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

(In Thousands)	2001	2000
Pro Forma operating earnings excluding nonrecurring charges and wind-down losses:		
Aerospace Fasteners Components	$ 41,578	$ 38,116
Engineered Fasteners and Components	14,396	28,397
Specialty Materials and Alloys	24,294	17,376
Magnetic Products	7,487	15,434
Unallocated Corporate Costs	(12,500)	(11,360)
	75,255	87,963
Nonrecurring charges and wind-down losses	(24,083)	(4,575)
Reported operating earnings	$ 51,172	$ 83,388

Excluding the non-recurring charges noted above, the operating earnings of the Company decreased from $88.0 million, or 10.1 percent of sales, in 2000 to $75.3 million, or 8.2 percent of sales, in 2001. While operating profit margins decreased in three of the Company's four segments in 2001, the margin decline was most severe in the Engineered Fasteners and Components segment and Magnetic Products segment. Consistent with the trend in sales volume, operating earnings increased in the Aerospace Fasteners and Components segment and Specialty Materials and Alloys segment while operating earnings decreased in the Engineered Fasteners and Components segment and Magnetic Products segment.

Operating earnings of the Aerospace Fasteners and Components segment increased $3.5 million, or 9.1 percent, in 2001. Operating earnings of businesses acquired in 2000 and 2001 (primarily Avibank, DACAR and AAA Aircraft Supply) increased Aerospace Fasteners and Components segment's operating earnings by $8.0 million in 2001. Excluding the operating results of these recently acquired businesses, this segment's operating earnings decreased $4.5 million, or 13.1 percent, despite a $5.5 million increase in sales. Aerospace operating earnings and margins were adversely affected by rescheduling of customer demands and commitments, design related changes by certain customers, cancelled programs and downward pricing pressures.

Operating earnings of the Specialty Materials and Alloys segment increased from $17.4 million, or 13.6 percent of sales, in 2000 to $24.3 million, or 14.6 percent of sales, in 2001. The increase in earnings is due primarily to the increase in proprietary sales and favorable margin realization on raw materials. In addition, the investment in vacuum and air melt production equipment made in the last two years has increased melting productivity and yields which has had a positive impact on margins in this segment.

Operating earnings of the Magnetic Products segment decreased from $15.4 million, or 11.2 percent of sales, in 2000 to $7.5 million, or 6.3 percent of sales, in 2001. This decrease is primarily the result of lower sales of this segment's higher margin products for telecommunications and computer applications in the electronics markets. The Company is pursuing opportunities to manufacture and source certain product lines in Asia to reduce cost and meet the competitive price pressures in this segment.

Summary of the Restructure Actions

As discussed in Note 3 to the financial statements, the Company announced plans in 2001 to eliminate, consolidate and restructure certain under-performing operations. As a result of these actions, the Company recorded pretax charges in 2001 of approximately $20.6 million ($13.5 million on an after-tax basis or $1.02 per share) related to headcount reductions, costs to exit facilities to be closed and write downs of inventory and other assets associated with the affected product lines. In addition, the Company will incur losses during the wind-down period at the facilities that will be closed and will incur start-up and training costs at those plants where product lines have been transferred. These losses and expenses will be recognized as incurred and are estimated to be approximately $5.5 million ($3.5 million on an after-tax basis or $0.26 per share). As of December 31, 2001 the Company has incurred $3.5 million of the $5.5 million estimated to be expensed as incurred. These costs incurred included $1.9 million for losses during the wind-down period, $1.1 million for cost to relocate equipment and $.5 million of cost to start up operations and train employees at plants where product lines have been transferred.

The following table summarizes the expenses related to the Company's restructuring actions included in the 2001 Statement of Consolidated Operations:

(In thousands)	Initial Charge	Adjust-ments	Total Charge as Adjusted	Incurred	Accrual Balance at December 31, 2001
Restructurings and impairments:					
Employee separations	$ 7,800	$ 700	$ 8,500	$ 5,200	$3,300
Loss on sale of the Lake Erie Design business	6,500	—	6,500	6,500	—
Write downs of machinery and equipment	2,000	—	2,000	2,000	—
Lease termination cost	900	(300)	600	—	600
Other costs	1,400	100	1,500	600	900
	18,600	500	19,100	14,300	4,800
Cost of goods sold:					
Write downs of inventory	1,500	—	1,500	1,500	—
	$20,100	$ 500	20,600	$15,800	$4,800
Wind-down losses and other expenses recognized as incurred			3,483		
Total nonrecurring charges and wind-down losses			$24,083		

The Company's 2001 restructuring plan will result in the elimination of five manufacturing facilities (affecting 500 employees) and the reduction of an additional 300 employees at its remaining facilities. As of December 31, 2001, employment has been reduced by approximately 460 people due to the restructuring actions. The benefits of these actions include an expected decrease in the Company's employment cost structure at the businesses to be retained of approximately $11.0 million annually and an improvement in operating profit of approximately $8.1 million through the elimination of unprofitable facilities. The Company expects these actions will be substantially completed by June 30, 2002.

The expenses related to the Company's restructuring actions included in the 2001 Statement of Consolidated Operations by segment are as follows:

(In thousands)	Total Charge
Aerospace Fasteners and Components	$ 6,472
Engineered Fasteners and Components	6,535
Specialty Materials & Alloys	7,785
Magnetic Products	3,291
Total nonrecurring charges and wind-down losses	$24,083

In the Aerospace Fasteners and Components segment, the Company's facility in Las Vegas, Nevada was closed. Certain production was relocated to existing facilities in Montreal, Canada and Nashville, Tennessee while other production was discontinued. In 2002, the Company's Salt Lake City aerospace fastener plant will be closed. The products manufactured in the Salt Lake plant will be transferred to the Company's facilities in Jenkintown, Pennsylvania; Santa Ana, California and Leicester, England. Also in 2002, employment levels in certain aerospace fastener and component plants will be reduced to reflect the forecasted reductions in production of commercial aircraft.

In the Engineered Fasteners and Components segment, the Company's facility in Smethwick, England, which manufactures pushrods for gasoline and diesel engines, will be closed and this product line will be relocated to the Company's facility in Shannon, Ireland. As of December 31, 2001 certain equipment has been relocated to Shannon, Ireland and completion of the transfer is planned for the first quarter of 2002. The Company's automotive fastener plants in Waterford, Michigan and Cleveland, Ohio have been further integrated and consolidated. The Company's precision tool business, which has grown through acquisitions, has further integrated product lines and streamlined management. As of December 31, 2001, these plant and product line integrations were completed.

In the Specialty Materials and Alloys segment, the Company sold all the outstanding shares of the Lake Erie Design (LED) business. LED, located in Wickliffe, Ohio, is a manufacturer of high precision ceramic cores for the investment casting industry.

In the Magnetic Products segment, the Company's hard ferrite manufacturing facility in Sevierville, Tennessee will be closed and production of hard ferrite magnets will be transferred to an Asian third party supplier. As of December 31, 2001, an Asian third party supplier has been qualified by a number of the customers involved and production at the Tennessee plant is scheduled to be discontinued in the first quarter of 2002. Additionally, employment levels in the Company's other magnetic product businesses have been reduced and certain operations supporting electronic equipment markets are being relocated to recently established Company facilities in China.

Other Income (Expense)

Due primarily to lower interest rates, interest expense decreased from $20.9 million in 2000 to $20.0 million in 2001. In 2000, the Company sold excess land in Brazil and realized a gain of approximately $570 thousand. This gain is included in the "Other, net" line of the Statement of Consolidated Operations for the year ended December 31, 2000.

Income Taxes

The effective income tax rate increased from 30.7 percent in 2000 to 31.2 percent in 2001. The increase in the tax rate is primarily due to the decrease in utilization of foreign tax credits related to dividends received from certain non-United States subsidiaries. Details regarding the components of the provisions for income taxes and reconciliations of statutory to reported income tax expense are included in Note 14 to the financial statements.

Orders and Backlog

Incoming orders in 2001 were $914.0 million compared to $900.5 million in 2000, a 1.5 percent increase. Incoming orders received by the businesses acquired in the last two years (primarily, Avibank, DACAR, AAA Aircraft Supply, Argüeso and McCaughin) increased total Company incoming orders by $61.8 million. Excluding acquisitions, orders for the Specialty Materials and Alloy segment remained level with the prior year reflecting the continued strong demand from the industrial gas and aerospace turbine markets experienced in 2001. The backlog of orders, which represents firm orders with delivery scheduled within 12 months, at December 31, 2001 was $299.1 million (which includes $24.1 million related to 2001 acquisitions), compared to $294.2 million at the end of 2000 and $255.9 million at December 31, 1999.

ENVIRONMENTAL

The Company has been identified as a potentially responsible party by various federal and state authorities for clean up or removal of waste from various disposal sites. The cost of remediation will depend upon numerous factors, including the number of parties found liable at each environmental site and their ability to pay, the outcome of negotiations with regulatory authorities and the years of remedial activity required.

At December 31, 2001, the accrued liability for environmental remediation represents management's best estimate of the probable and reasonably estimable costs related to environmental remediation. The measurement of the liability is evaluated quarterly based on currently available information.

ACQUISITIONS

As discussed in Note 4 to the financial statements, the Company acquired all of the outstanding stock of M. Argüeso & Co., Inc. (Argüeso) based in Mamaroneck, New York for approximately $19.7 million on April 5, 2001. Argüeso is a manufacturer and distributor of wax blends for use in the investment casting industry. Argüeso's products are used in a variety of investment casting applications in industries such as aerospace, power generation and medical. Argüeso's sales for the twelve months ended December 31, 2001 were approximately $20.2 million. This acquisition advances the Company's strategy of expanding the breadth of its product offerings and technical support to the investment casting industry.

On February 6, 2001, the Company and a group of investors acquired substantially all of the assets and business of AAA Aircraft Supply Co., Inc. (AAA) located in Windsor Locks, Connecticut for $7.0 million. The Company's ownership percentage is 88.75 percent. In connection with the acquisition of AAA, members of AAA's management and a director of the Company obtained ownership interests in AAA of 6.25 percent and 5.0 percent, respectively, on the same terms as the Company. AAA is a North American distributor of fasteners sold to the aerospace markets. For the year ended December 31, 2001, AAA sales were approximately $19.4 million. The acquisition of AAA will improve the Company's ability to supply products on a just-in-time basis to Pratt & Whitney and facilitates the Company's participation in United Technologies' movement towards a point-of-service supply concept.

On October 3, 2001, the Company acquired substantially all the assets and business of J. F. McCaughin Co. (McCaughin) located in Rosemead, California for approximately $2.5 million. McCaughin is a formulator, manufacturer and distributor of waxes, supplies and equipment to the investment casting industry. For the year ended December 31, 2001, McCaughin sales were approximately $4.3 million. The acquisition of McCaughin provides a complementary extension of the Argüeso product offering and expands the Company's wax manufacturing and reclaim presence to the west coast of the United States.

The financial results of these three companies acquired in 2001 (as described above) and of DACAR S.A. (a business acquired in December 2000 as described in note 4 to the financial statements) are included in the statement of consolidated operations from the dates of acquisition. For 2001, these acquired businesses contributed sales of $45.2 million, cost of sales of $34.2 million and selling, general and administrative expenses of $5.3 million. No financial results of these businesses were included in the statement of consolidated operations for the year ended December 31, 2000.

2000 COMPARED TO 1999

Net Sales

Total Company sales increased $85.1 million, or 10.8 percent, in 2000. This increase in sales is primarily due to revenues of businesses acquired in 2000 and 1999. Sales by those businesses (Avibank, NSS Technologies, Inc. and ULMA S.p.A.) increased sales by $104.1 million. With the acquisition of Avibank in March 2000, the Company has added a subsidiary with annual sales of approximately $81.0 million. NSS Technologies, Inc. (NSS), acquired in June of 1999, continued to benefit from the development of new products and a strong automotive market for most of the year 2000. In order to add manufacturing capacity, NSS opened a new 130,000 square foot manufacturing plant in Alabama.

Excluding sales by the businesses acquired in 2000 and 1999, Aerospace Fasteners and Components segment sales decreased $43.3 million, or 14.0 percent, in 2000 compared to 1999. This decline in sales is due primarily to reduced demand from North American commercial aerospace markets and the impact of inventory consolidation activities by a major aerospace engine manufacturer in Europe. The Company's Engineered Fasteners and Components segment sales increased $3.9 million, or 1.9 percent. This increase is the result of a strong automotive market in the United States for most of the year 2000 and a moderate recovery of automotive demand in Brazil. Although transportation and general industrial markets weakened in the fourth quarter of 2000, the Company continued to benefit from new business on major automotive engine programs.

Specialty Materials and Alloys segment sales increased $20.2 million, or 18.9 percent. This improvement was primarily the result of strong demand from the industrial gas turbine and medical markets. In 2000, the Company brought into full production a new five ton induction vacuum furnace at Cannon-Muskegon to provide additional capacity to support the increase in demand for vacuum melt superalloys. Demand for the Company's alloys from the industrial gas turbine and medical markets remained strong throughout 2000.

Magnetic Products segment sales were approximately the same in 2000 compared to 1999. These results are attributable to strong demand from the United States automotive, telecommunications, computers and advertising markets. The improved demand for products serving these markets was offset by a decrease of $4.2 million in products sold for reprographic applications.

Sales originating in the United States, as presented in the geographic area information in Note 21 to the financial statements, increased $96.5 million, or 17.3 percent, in 2000. This increase is primarily due to sales by businesses acquired in the last two years located in the United States ($99.0 million) and increased sales by the Specialty Materials and Alloys segment ($20.2 million), net of the decreased United States aerospace fastener sales ($29.2 million). Sales originating in England and Ireland decreased $22.9 million, or 12.6 percent, primarily due to lower sales of aerospace fasteners and components ($13.0 million) and automotive and industrial fasteners ($4.7 million). The decline in currency exchange rates, particularly the British Pound Sterling and Euro, contributed approximately $12.1 million to the decline in sales reported by non-United States subsidiaries.

Operating Earnings

Operating earnings of the Company decreased $7.4 million, or 8.2 percent, in 2000 compared to 1999. Operating earnings for 2000 include a non-recurring charge of $4.6 million for the amortization of inventory step-up related to purchase accounting for the acquisition of Avibank on March 14, 2000. In addition, operating earnings for 2000 and 1999 include non-recurring gains related to the sale leaseback of fastener manufacturing facilities. In 2000, the Company sold its automotive fastener manufacturing facility located in Coventry, England for $2.5 million, resulting in a gain of $0.9 million. In 1999, the Company sold its aerospace fastener manufacturing facility located in Santa Ana, California facility for $6.8 million, resulting in a realized gain of $3.4 million. The Company's operations located in a portion of these buildings have remained there under leaseback arrangements.

Excluding the non-recurring charge and gains described above, the operating earnings of the Aerospace Fasteners and Components segment decreased from $51.2 million, or 16.5 percent of sales, in 1999 to $38.1 million, or 12.5 percent of sales, in 2000. The decrease in earnings is primarily due to the lower sales of aerospace fasteners and components discussed above. The Company's aerospace components manufacturing facilities (SPS Aerostructures Ltd., formerly Chevron Aerospace Group Limited) located in England are part of the Aerospace Fasteners and Components segment. In the second quarter of 2000, the Company initiated a plant expansion at its Mansfield, England manufacturing facility. In the fourth quarter of 2000, the Company's aerospace components manufacturing operations in Nottingham, England were moved to a larger facility in the same area. These actions have a created a more efficient manufacturing operation and allowed for future expansion of current operations. However, the production disruptions from the expansion and transfer of operations adversely affected operations in 2000 and caused disruptions into the first quarter of 2001.

Excluding the non-recurring charge and gains described above, the operating earnings of the Engineered Fasteners and Components segment increased from $15.5 million, or 6.7 percent of sales, in 1999 to $27.5 million, or 9.1 percent of sales, in 2000. The increase in earnings is primarily due to the companies acquired in 2000 and 1999. These acquired companies increased this segment's operating earnings by $11.6 million in 2000.

Operating earnings of the Specialty Materials and Alloys segment increased from $13.7 million, or 12.8 percent of sales, in 1999 to $17.4 million, or 13.6 percent of sales, in 2000. The increase in earnings is due primarily to the increase in sales discussed above. Higher margins in this segment have been hampered by production problems associated with the manufacture of new ceramic core products at the Lake Erie Design business for the industrial gas turbine market.

Operating earnings of the Magnetic Products segment decreased from $17.6 million, or 12.7 percent of sales, in 1999 to $15.4 million, or 11.2 percent of sales, in 2000. The decrease in earnings is attributed to decreased sales of reprographic magnetic products and the operating loss of approximately $1.5 million in 2000 incurred by the Company's magnetic wound core manufacturing joint venture in Adelanto, California. In August of 2000, the Company acquired the remaining interest in this joint venture and initiated actions to improve manufacturing performance and operational profitability.

Other Income (Expense)

Due to higher levels of debt, interest expense increased from $14.5 million in 1999 to $20.9 million in 2000. The increase in debt is primarily due to the acquisition of Avibank. In 1999, the Company recorded its share of losses from its Indian affiliate in the amount of $1.1 million which reduced its investment balance to zero. Also in 1999, the Company withdrew its last on-site representative from its fastener joint venture in China and, due to ongoing losses incurred by that operation, wrote off the residual carrying value of that investment of $0.6 million. In 2000, the Company sold excess land in Brazil and realized a gain of approximately $570 thousand. This gain is included in the "Other, net" line of the Statement of Consolidated Operations for the year ended December 31, 2000.

Income Taxes

The effective income tax rate decreased from 31.5 percent in 1999 to 30.7 percent in 2000. The decrease in the tax rate is primarily due to the decrease in the proportion of the Company's total earnings before income taxes earned in the United States (74.5 percent in 1999 to 68.9 percent in 2000). The United States statutory rate of 35 percent is higher than the 30 percent rate in England and 10 percent rate in Ireland. Details regarding the components of the provisions for income taxes and reconciliations of statutory to reported income tax expense are included in Note 14 to the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Management considers liquidity to be the ability to generate adequate amounts of cash to meet its needs and capital resources to be the resources from which such cash can be obtained. The Company believes that capital resources available to it will be sufficient to meet the needs of its business, both on a short-term and long-term basis. The Company's principal sources of liquidity and capital resources are cash flows from operations, management of working capital and borrowings under existing credit facilities. Cash flows from operations are impacted by changes in demand for the Company's products. Economic downturns, product and pricing competition and customer satisfaction and qualification issues all affect demand for the Company's products. Changes in the Company's ratio of debt to total capitalization could result in an increase in the cost to borrow funds under the Bank Credit Agreements described in Note 10 to the financial statements. The cost and terms of any future financing arrangement depend on the market conditions and the Company's financial position at that time.

Cash flow provided by or used in operating activities, investing activities and financing activities is summarized in the Statements of Consolidated Cash Flows. Net cash provided by operating activities decreased by $21.3 million in 2001 compared to 2000. This decrease in net cash flow from operations is primarily due to lower net earnings of $22.8 million (although this is reduced by $10.5 million of higher noncash charges for the loss on sale of equipment and the Lake Erie Design business) and an increase in employer contributions to defined benefit pension plans ($6.1 million). In addition in December 2000, the Company received approximately $4.8 million from developers and government agencies in England to finance the direct costs to relocate and consolidate the Company's aerospace and components manufacturing operations in Nottingham, England to a larger facility in the same area and purchase new equipment needed due to this relocation. While the funds were actually received in 2000, the related expenditures were paid out in 2001.

Cash flows provided by or used in investing activities for 2001 include cash payments for the acquisition of Argüeso ($9.1 million) and AAA Aircraft ($6.6 million) and the net proceeds from the sale of the Lake Erie Design business ($5.1 million) and from the sale of certain equipment ($19.5 million) that was leased back under operating leases. Cash flows provided by or used in investing activities for 2000 include the cash payment for the acquisition of Avibank ($112.3 million) and the net proceeds from the sale of the Coventry, England facility ($2.5 million). Cash flows provided by or used in investing activities for 1999 include the cash payment for the acquisition of NSS Technologies, Inc. ($28.5 million) and the net proceeds from the sale leaseback of the Santa Ana, California facility ($6.6 million). The Company spent $42.3 million for capital expenditures in 2001 and has budgeted $20.0 million for 2002, excluding capital spending for any companies that may be acquired in 2002.

The Company's total debt to equity ratio was 75 percent at December 31, 2001, 75 percent at December 31, 2000 and 71 percent at December 31, 1999. Total debt was $263.2 million at December 31, 2001, $258.2 million at December 31, 2000 and $217.4 million at December 31, 1999. Details of the long-term Note Purchase Agreements, the credit agreements with commercial banks and other debt are provided in Note 10 to the financial statements. As of December 31, 2001, under the terms of its existing credit agreements, the Company is permitted to incur an additional $168.0 million in debt and has retained earnings available for future restricted payments (which include all dividends and purchases or retirements of capital stock) of $89.0 million. As of December 31, 2001, the Company does not intend to pay cash dividends during the year 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table represents significant long-term cash obligations:

		Payments Due by Year (000s)			
	Total	2002	2003-2004	2005-2006	Thereafter
Long-term debt (a)	$255,571	$12,493	$23,954	$ 84,608	$134,516
Operating leases (b)	72,754	12,475	21,518	17,892	20,869
Totals	$328,325	$24,968	$45,472	$102,500	$155,385

(a) Represents scheduled principal payments, including principal due under capital lease obligations of $1.8 million.

(b) Includes a long-term operating lease agreement covering manufacturing equipment which contains a purchase option and minimum residual value guarantee. If the lease is terminated and the Company chooses to retain the equipment, the Company must pay the purchase option price. If the lease is terminated and the lessor disposes of the equipment, then the Company must pay any shortfall of the sales proceeds up to the residual value guarantee to the lessor. The purchase option price and minimum residual value guarantee related to this lease are $8.0 million and $2.0 million.

The following table represents commitments made by commercial banks to extend credit to the Company:

		Amount of Commitment Expiration Per Year (000s)		
	Total	2002	2003-2004	2005-2006
Lines of credit (c)	$155,516	$80,516	$–	$75,000
Standby Letters of credit (d)	17,762	17,762	–	–
Totals	$173,278	$98,278	$–	$75,000

(c) Borrowings under lines of credit at December 31, 2001 amounted to $57.6 million and are included in notes payable and long-term debt.

(d) Approximately $11.3 million of this amount are Letters of Credit which support the Company's Industrial Revenue Bonds, as more fully described in Note 10 to the financial statements.

CRITICAL ACCOUNTING POLICIES / ESTIMATES

On December 12, 2001, the Securities and Exchange Commission issued Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." Critical accounting policies are those that involve subjective or complex judgments, often as a result of the need to make estimates. In response to the Release, management reviewed the Company's accounting policies. The following areas all require the use of judgments and estimates: the valuation of long-lived assets, deferred income taxes, pension and postretirement benefits, environmental and litigation accruals, costs of the restructuring actions and inventories. Estimates in each of these areas are based on historical experience and various assumptions that the company believes are appropriate. Actual results may differ from these estimates. The company's accounting policies are discussed in more detail in the notes to the financial statements.

MARKET RISK

The Company's primary market risk exposures are foreign currency exchange rate and interest rate risk. Fluctuations in foreign currency exchange rates affect the Company's results of operations and financial position. As discussed in Note 1 to the financial statements, the Company uses forward exchange contracts to minimize exposure and reduce risk from exchange rate fluctuations affecting the results of operations. Because the largest portion of the Company's foreign operations are in countries with relatively stable currencies, namely, England, Ireland and Canada, the foreign currency exchange rate risk to the Company's financial position is not significant. However, the Company has operations in Brazil, China and other foreign countries which increases its exposure to foreign currency fluctuations. Fluctuations in interest rates primarily affect the Company's results of operations. Because a majority of the Company's debt is in fixed rate obligations (as disclosed in note 10 to the financial statements), the Company has effectively limited its interest expense exposure to fluctuations in interest rates.

The status of the Company's financial instruments as of December 31, 2001 and 2000 is provided in Note 19 to the financial statements. Assuming an instantaneous 10 percent strengthening of the United States dollar versus foreign currencies for which forward exchange contracts existed and a 10 percent change in the interest rate on the Company's debt had all occurred on December 31, 2001, the Company's financial position would not have been materially affected. Assuming the United States dollar versus foreign currencies had been 10 percent stronger and that the interest rate on the Company's variable rate debt had been 10 percent higher in 2001, the Company's 2001 results of operations would not have been materially affected.

FORWARD-LOOKING STATEMENTS

Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations contain "forward-looking" information, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risk and uncertainty. The Company's expectations that its restructuring plan will provide meaningful reductions to the Company's cost structure and re-size the Company, the trend of increasing sales of the Aerospace Fastener and Components segment will not continue into 2002, decreased demand for aerospace fasteners and components, future benefits from the installation of new capital equipment, the trend of lower sales for the Engineered Fasteners and Components and Magnetic Products segments will continue into

2002, the losses during the wind-down period of facilities to be closed and other related cost to be expensed as incurred will total approximately $5.5 million, the restructure plan will result in the elimination of five manufacturing facilities (affecting 500 employees) and the reduction of an additional 300 employees at remaining facilities, the restructure plan will decrease the Company's employment cost structure at businesses to be retained by approximately $11.0 million annually and improve operating profit by approximately $8.1 million through the elimination of unprofitable facilities, initiated actions at it's magnetic wound core manufacturing operation in Adelanto, California will improve manufacturing performance and operational profitability, future benefits will be realized from operational synergies with newly acquired companies, capital resources available to the Company will be sufficient to meet the needs of its business on a short-term and long-term basis, the Company will not pay cash dividends during the year 2002 and certain foreign currencies will be relatively stable, are "forward looking" statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations. Actual future results may differ materially depending on a variety of factors, such as: the effects of competition on products and pricing, customer satisfaction and qualification issues, labor disputes, worldwide political and economic stability and changes in fiscal policies, laws and regulations on a national and international basis. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

SPS Technologies, Inc.

BOARD OF DIRECTORS

Charles W. Grigg
Chairman and
Chief Executive Officer
SPS TECHNOLOGIES, INC.

John S. Thompson
President and
Chief Operating Officer
SPS TECHNOLOGIES, INC.

Richard W. Kelso
Former Chief Executive Officer
PQ Corporation, a manufacturer
of industrial products

James F. O'Connor
Managing Director
Chartwell Company, a private merchant
and investment bank

Eric M. Ruttenberg
Managing Director
Tinicum Investors, L.P., an investment
management company

Raymond P. Sharpe
Chief Executive Officer
Cookson Electronics Division
of Cookson Group, PLC
A manufacturer of
industrial materials

Harry J. Wilkinson
Former President and
Chief Operating Officer
SPS TECHNOLOGIES, INC.

James W. Zug
Retired Partner
PricewaterhouseCoopers LLP

CORPORATE OFFICERS

Charles W. Grigg
Chairman and
Chief Executive Officer

John S. Thompson
President and
Chief Operating Officer

William M. Shockley
Vice President and
Chief Financial Officer

Thomas S. Cross
Vice President,
Human Resources

James D. Dee
Vice President,
General Counsel and Secretary

Thomas W. McDonnell
Controller

Margaret B. Zminda
Treasurer, Assistant Secretary
and Director, Investor Relations

OPERATING EXECUTIVES

Bryant L. Cranston
President
Aerospace Fasteners

Steven E. Engelman
President
Engineered Products

John L. Gburek
President
Magnetic Products

Leonard P. Kiely
President
Precision Tools

Haydn R. Martin
Managing Director
SPS Aerostructures

Joseph I. Snowden
President
Specialty Materials & Alloys

SPS TECHNOLOGIES

Corporate Office

Two Pitcairn Place, Suite 200 · 165 Township Line Road · Jenkintown, PA 19046 · (215) 517-2000 · www.spstech.com

SPS Technologies, Inc.

Jenkintown, Pennsylvania · Santa Ana, California · Cleveland, Ohio · Salt Lake City, Utah

Subsidiaries

AAA Aircraft Supply, LLC
Enfield, Connecticut

The Arnold Engineering Co.
Marengo, Illinois
Norfolk, Nebraska
Ogallala, Nebraska

Avibank Mfg., Inc.
Burbank, California
North Hollywood, California
Valencia, California

Cannon-Muskegon Corporation
Muskegon, Michigan

Flexmag Industries, Inc.
Marietta, Ohio

Greenville Metals, Inc.
Transfer, Pennsylvania

Greer Stop Nut, Inc.
Nashville, Tennessee

Hi-Life Tools (UK) Limited
Nuneaton, England

Hi-Life Tools France
Vieux Conde, France

Hi-Life ULMA Srl
Milan, Italy

Howell Penncraft, Inc.
Howell, Michigan

JADE Magnetics Limited
Shenzhen City, China

Magnetic Technologies Corporation
Rochester, New York
Rochester, England

M. Argüeso & Co., Inc.
Mamaroneck, New York
Rosemead, California
Tempe, Arizona

Mecair Aerospace Industries, Inc.
Point Claire,
Quebec, Canada

Metalac S.A. Indústria e Comércio
Sorocaba, Brazil

Mohawk Europa Limited
Shannon, Ireland

National-Arnold Magnetics Company
Adelanto, California

NSS Technologies, Inc.
Plymouth, Michigan
Canton, Michigan
Gadsden, Alabama

SPS Aerostructures Limited
Nottingham, England
Mansfield, England

SPS DACAR SAS
Auxerre, France

S.P.S. International Limited
Shannon, Ireland

SPS Technologies Limited
Coventry, England
Leicester, England

SPS Technologies Waterford Company
Waterford, Michigan

SPS/Unbrako K.K.
Tokyo, Japan

Standco Canada, Ltd.
Toronto, Canada

Swift Levick Magnets Limited
Derbyshire, England

Unbrako Mexicana, S.A. de C.V.
Mexico City, Mexico

Unbrako Products Pte., Ltd.
Singapore

Unbrako Pty. Limited
Melbourne, Australia

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, Pennsylvania 19103

Transfer Agent
Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660

New York Stock Exchange
Ticker Symbol: ST
Shareholders with any questions about share ownership or other related matters should contact Mellon Investor Services LLC at (800) 756-3353 or www.melloninvestor.com

The Annual Meeting of Shareholders
will be held on April 30, 2002
at 10 a.m. at
17 Mellon Bank Center
Forum Room (8th Floor)
1735 Market Street
Philadelphia, PA

Design: Masters Group Design inc · Print Production: St. Ives Burrups, Philadelphia, PA

SPS TECHNOLOGIES

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